04040525

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 13, 2004, Series 2004-2	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 13, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

CPIM requests for MMLT 04-2

1 I would like 2 breakeven Intex runs for M9, M10, B1, and B2

	Run 1	Run 2
Assumptions:	LIBOR fwd	LIBOR fwd + 200
	39.50% severity	39.50% severity
	run to maturity	run to maturity
	triggers hit	triggers hit
	6 mo lag	6 mo lag
Outputs:	Breakeven cumulative loss and CDR	

2 I would like 6 Intex DM tables generated for M9, M10, B1, and B2

		Table 1	Table 2	Table 3	Table 4	Table 5	Table 6
Assume		LIBOR Fwd	LIBOR Fwd	LIBOR Fwd	LIBOR Fwd + 200	LIBOR Fwd + 200	LIBOR Fwd + 200
		39.50% severity	39.50% severity	39.50% severity	39.50% severity	39.50% severity	39.50% severity
		run to maturity	run to maturity	run to maturity	run to maturity	run to maturity	run to maturity
		triggers hit	triggers hit	triggers hit	triggers hit	triggers hit	triggers hit
		0 month lag	0 month lag	0 month lag	0 month lag	0 month lag	0 month lag
Rows		Price	Price	Price	Price	Price	Price
Columns		60, 100, and 150 PPC	60, 100, and 150 PPC	60, 100, and 150 PPC	60, 100, and 150 PPC	60, 100, and 150 PPC	60, 100, and 150 PPC
CDR	Month						
	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	5	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	6	0.10%	0.14%	0.19%	0.10%	0.14%	0.19%
	7	0.21%	0.29%	0.38%	0.21%	0.29%	0.38%
	8	0.30%	0.42%	0.56%	0.30%	0.42%	0.56%
	9	0.41%	0.57%	0.77%	0.41%	0.57%	0.77%
	10	0.51%	0.72%	0.96%	0.51%	0.72%	0.96%
	11	0.62%	0.86%	1.15%	0.62%	0.86%	1.15%
	12	0.72%	1.01%	1.34%	0.72%	1.01%	1.34%
	13	0.82%	1.15%	1.54%	0.82%	1.15%	1.54%
	14	0.93%	1.30%	1.74%	0.93%	1.30%	1.74%
	15	1.04%	1.46%	1.94%	1.04%	1.46%	1.94%
	16	1.15%	1.61%	2.15%	1.15%	1.61%	2.15%
	17	1.26%	1.76%	2.35%	1.26%	1.76%	2.35%
	18	1.37%	1.91%	2.56%	1.37%	1.91%	2.56%
	19	1.48%	2.07%	2.76%	1.48%	2.07%	2.76%
	20	1.59%	2.22%	2.96%	1.59%	2.22%	2.96%
	21	1.70%	2.37%	3.17%	1.70%	2.37%	3.17%
	22	1.81%	2.53%	3.37%	1.81%	2.53%	3.37%
	23	1.92%	2.68%	3.57%	1.92%	2.68%	3.57%
	24	2.03%	2.83%	3.78%	2.03%	2.83%	3.78%
	25	2.14%	2.98%	3.98%	2.14%	2.98%	3.98%
	26	2.25%	3.14%	4.18%	2.25%	3.14%	4.18%
	27	2.36%	3.29%	4.38%	2.36%	3.29%	4.38%
	28	2.47%	3.44%	4.59%	2.47%	3.44%	4.59%
	29	2.58%	3.60%	4.79%	2.58%	3.60%	4.79%
	30	2.69%	3.75%	4.99%	2.69%	3.75%	4.99%
	31	2.80%	3.90%	5.19%	2.80%	3.90%	5.19%
	32	2.91%	4.05%	5.39%	2.91%	4.05%	5.39%
	33	3.02%	4.21%	5.60%	3.02%	4.21%	5.60%
	34	3.13%	4.36%	5.80%	3.13%	4.36%	5.80%
	35	3.21%	4.47%	5.95%	3.21%	4.47%	5.95%
	36	3.29%	4.59%	6.10%	3.29%	4.59%	6.10%
	37	3.37%	4.70%	6.25%	3.37%	4.70%	6.25%
	38	3.46%	4.82%	6.40%	3.46%	4.82%	6.40%
	39	3.54%	4.93%	6.55%	3.54%	4.93%	6.55%
	40	3.62%	5.04%	6.70%	3.62%	5.04%	6.70%
	41	3.67%	5.12%	6.80%	3.67%	5.12%	6.80%
	42	3.73%	5.19%	6.89%	3.73%	5.19%	6.89%
	43	3.78%	5.26%	6.99%	3.78%	5.26%	6.99%
	44	3.83%	5.34%	7.09%	3.83%	5.34%	7.09%
	45	3.89%	5.41%	7.18%	3.89%	5.41%	7.18%
	46	3.92%	5.46%	7.24%	3.92%	5.46%	7.24%
	47	3.94%	5.49%	7.29%	3.94%	5.49%	7.29%
	48	3.98%	5.54%	7.35%	3.98%	5.54%	7.35%
	49	4.00%	5.57%	7.39%	4.00%	5.57%	7.39%
	50	4.02%	5.59%	7.42%	4.02%	5.59%	7.42%
	51	4.03%	5.60%	7.44%	4.03%	5.60%	7.44%

Rows Columns	Price 60, 100, and 150 PPC	Price 60, 100, and 150 PPC	Price 60, 100, and 150 PPC	Price 60, 100, and 150 PPC	Price 60, 100, and 150 PPC	Price 60, 100, and 150 PPC
52	4.03%	5.62%	7.45%	4.03%	5.62%	7.45%
53	4.03%	5.60%	7.44%	4.03%	5.60%	7.44%
54	4.02%	5.59%	7.42%	4.02%	5.59%	7.42%
55	4.00%	5.57%	7.39%	4.00%	5.57%	7.39%
56	3.98%	5.55%	7.36%	3.98%	5.55%	7.36%
57	3.96%	5.51%	7.32%	3.96%	5.51%	7.32%
58	3.94%	5.48%	7.27%	3.94%	5.48%	7.27%
59	3.90%	5.43%	7.21%	3.90%	5.43%	7.21%
60	3.87%	5.39%	7.15%	3.87%	5.39%	7.15%
61	3.83%	5.33%	7.08%	3.83%	5.33%	7.08%
62	3.79%	5.27%	7.00%	3.79%	5.27%	7.00%
63	3.75%	5.22%	6.93%	3.75%	5.22%	6.93%
64	3.70%	5.16%	6.85%	3.70%	5.16%	6.85%
65	3.66%	5.10%	6.78%	3.66%	5.10%	6.78%
66	3.62%	5.04%	6.70%	3.62%	5.04%	6.70%
67	3.55%	4.94%	6.56%	3.55%	4.94%	6.56%
68	3.47%	4.84%	6.43%	3.47%	4.84%	6.43%
69	3.39%	4.73%	6.29%	3.39%	4.73%	6.29%
70	3.32%	4.63%	6.15%	3.32%	4.63%	6.15%
71	3.24%	4.52%	6.01%	3.24%	4.52%	6.01%
72	3.17%	4.42%	5.87%	3.17%	4.42%	5.87%
73	3.09%	4.31%	5.74%	3.09%	4.31%	5.74%
74	3.02%	4.21%	5.60%	3.02%	4.21%	5.60%
75	2.94%	4.10%	5.46%	2.94%	4.10%	5.46%
76	2.87%	4.00%	5.32%	2.87%	4.00%	5.32%
77	2.79%	3.89%	5.18%	2.79%	3.89%	5.18%
78	2.72%	3.79%	5.04%	2.72%	3.79%	5.04%
79	2.64%	3.68%	4.91%	2.64%	3.68%	4.91%
80	2.57%	3.58%	4.77%	2.57%	3.58%	4.77%
81	2.50%	3.50%	4.66%	2.50%	3.50%	4.66%
82	2.44%	3.41%	4.55%	2.44%	3.41%	4.55%
83	2.38%	3.33%	4.43%	2.38%	3.33%	4.43%
84	2.32%	3.24%	4.32%	2.32%	3.24%	4.32%
85	2.26%	3.16%	4.21%	2.26%	3.16%	4.21%
86	2.20%	3.08%	4.10%	2.20%	3.08%	4.10%
87	2.16%	3.02%	4.02%	2.16%	3.02%	4.02%
88	2.12%	2.96%	3.95%	2.12%	2.96%	3.95%
89	2.09%	2.92%	3.89%	2.09%	2.92%	3.89%
90	2.06%	2.88%	3.84%	2.06%	2.88%	3.84%
91	2.04%	2.85%	3.80%	2.04%	2.85%	3.80%
92	2.02%	2.82%	3.77%	2.02%	2.82%	3.77%
93	2.01%	2.81%	3.75%	2.01%	2.81%	3.75%
94	2.02%	2.82%	3.77%	2.02%	2.82%	3.77%
95	2.04%	2.85%	3.80%	2.04%	2.85%	3.80%
96	2.06%	2.88%	3.84%	2.06%	2.88%	3.84%
97	2.10%	2.93%	3.90%	2.10%	2.93%	3.90%
98	2.14%	2.98%	3.98%	2.14%	2.98%	3.98%
99	2.18%	3.04%	4.05%	2.18%	3.04%	4.05%
100	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
101	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
102	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
103	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
104	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
105	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
106	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
107	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
108	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%
108+	2.22%	3.10%	4.13%	2.22%	3.10%	4.13%

RBS Greenwich Capital

Meritage 2004-2 Cambridge Place Investment Management Breakeven Analysis, Classes M-9, M-10, B-1 and B2

Settle	8/12/2004
First Payment	9/25/2004

	Class M-9		Class M-10		Class B-1		Class B-2	
	10.382 CDR	7.644 CDR	8.925 CDR	6.347 CDR	7.845 CDR	5.668 CDR	6.991 CDR	5.093 CDR
Principal Writedown	0.08%	0.05%	0.05%	0.14%	0.10%	0.06%	0.01%	0.08%
Total Collat Group Loss (Collat Maturity)	10.57%	8.18%	9.32%	6.96%	8.36%	6.29%	7.56%	5.71%
Shock(bps)		200bp		200bp		200bp		200bp
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	10.382 CDR	7.644 CDR	8.925 CDR	6.347 CDR	7.845 CDR	5.668 CDR	6.991 CDR	5.093 CDR
Loss Severity	39.50%	39.50%	39.50%	39.50%	39.50%	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M9

Table 1

Balance	$10,108,000.00	Delay	0
Coupon	4.933	Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
97-16+	422	438	453
97-17+	422	438	452
97-18+	421	437	451
97-19+	421	437	451
97-20+	421	436	450
97-21+	420	436	449
97-22+	420	435	448
97-23+	419	435	448
97-24+	419	434	447
97-25+	419	433	446
97-26+	418	433	445
97-27+	418	432	445
97-28+	417	432	444
97-29+	417	431	443
97-30+	417	431	442
97-31+	416	430	442
98-00+	416	430	441
98-01+	415	429	440
98-02+	415	429	440
98-03+	415	428	439
98-04+	414	428	438
98-05+	414	427	437
98-06+	413	427	437
98-07+	413	426	436
98-08+	413	425	435
98-09+	412	425	434
98-10+	412	424	434
98-11+	411	424	433
98-12+	411	423	432
98-13+	411	423	432
98-14+	410	422	431
98-15+	410	422	430
98-16+	409	421	429
WAL	13.07	8.05	5.27
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.91%	2.19%	1.18%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 1 CDR	Table 1 CDR	Table 1 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M10

Table 1

Balance	$12,635,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM 351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA 1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50			

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
79-23+	678	770	897
79-24+	677	769	897
79-25+	677	768	896
79-26+	676	768	895
79-27+	676	767	894
79-28+	675	766	893
79-29+	675	766	892
79-30+	674	765	891
79-31+	674	764	890
80-00+	673	764	890
80-01+	673	763	889
80-02+	672	762	888
80-03+	672	762	887
80-04+	671	761	886
80-05+	671	761	885
80-06+	670	760	884
80-07+	670	759	884
80-08+	669	759	883
80-09+	669	758	882
80-10+	668	757	881
80-11+	668	757	880
80-12+	667	756	879
80-13+	667	755	878
80-14+	666	755	878
80-15+	666	754	877
80-16+	665	753	876
80-17+	665	753	875
80-18+	664	752	874
80-19+	664	752	873
80-20+	663	751	872
80-21+	663	750	872
80-22+	662	750	871
80-23+	662	749	870
WAL	14.30	8.82	5.72
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.91%	2.19%	1.18%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 1 CDR	Table 1 CDR	Table 1 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B1

Table 1

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
70-03+	839	956	1,136
70-04+	838	956	1,135
70-05+	838	955	1,134
70-06+	837	954	1,133
70-07+	836	954	1,132
70-08+	836	953	1,131
70-09+	835	952	1,130
70-10+	835	951	1,129
70-11+	834	951	1,128
70-12+	834	950	1,127
70-13+	833	949	1,126
70-14+	832	949	1,125
70-15+	832	948	1,124
70-16+	831	947	1,123
70-17+	831	946	1,122
70-18+	830	946	1,122
70-19+	829	945	1,121
70-20+	829	944	1,120
70-21+	828	944	1,119
70-22+	828	943	1,118
70-23+	827	942	1,117
70-24+	826	941	1,116
70-25+	826	941	1,115
70-26+	825	940	1,114
70-27+	825	939	1,113
70-28+	824	939	1,112
70-29+	824	938	1,111
70-30+	823	937	1,110
70-31+	822	936	1,110
71-00+	822	936	1,109
71-01+	821	935	1,108
71-02+	821	934	1,107
71-03+	820	934	1,106
WAL	15.73	9.98	6.42
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.91%	2.19%	1.18%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 1 CDR	Table 1 CDR	Table 1 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B2

Table 1

Balance	$7,581,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
49.5000	1,319	1,485	1,775
49.5313	1,318	1,484	1,774
49.5625	1,317	1,482	1,772
49.5938	1,317	1,481	1,771
49.6250	1,316	1,480	1,770
49.6563	1,315	1,479	1,768
49.6875	1,314	1,478	1,767
49.7188	1,313	1,477	1,766
49.7500	1,312	1,476	1,764
49.7813	1,311	1,475	1,763
49.8125	1,310	1,474	1,762
49.8438	1,309	1,473	1,760
49.8750	1,308	1,472	1,759
49.9063	1,307	1,471	1,758
49.9375	1,306	1,469	1,757
49.9688	1,305	1,468	1,755
50.0000	1,304	1,467	1,754
50.0313	1,303	1,466	1,753
50.0625	1,302	1,465	1,751
50.0938	1,301	1,464	1,750
50.1250	1,300	1,463	1,749
50.1563	1,299	1,462	1,747
50.1875	1,298	1,461	1,746
50.2188	1,297	1,460	1,745
50.2500	1,296	1,459	1,743
50.2813	1,295	1,458	1,742
50.3125	1,294	1,457	1,741
50.3438	1,293	1,456	1,740
50.3750	1,292	1,454	1,738
50.4063	1,291	1,453	1,737
50.4375	1,290	1,452	1,736
50.4688	1,289	1,451	1,734
50.5000	1,288	1,450	1,733
WAL	18.19	11.64	7.44
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.91%	2.19%	1.18%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 1 CDR	Table 1 CDR	Table 1 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M9

Table 2

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC WAC	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi 1 / 3.50	NET	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor 999 / 0			

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
97-16+	423	438	453
97-17+	423	437	453
97-18+	422	437	452
97-19+	422	436	451
97-20+	422	436	450
97-21+	421	435	450
97-22+	421	435	449
97-23+	420	434	448
97-24+	420	434	447
97-25+	420	433	447
97-26+	419	432	446
97-27+	419	432	445
97-28+	418	431	445
97-29+	418	431	444
97-30+	418	430	443
97-31+	417	430	442
98-00+	417	429	442
98-01+	416	429	441
98-02+	416	428	440
98-03+	416	428	439
98-04+	415	427	439
98-05+	415	426	438
98-06+	414	426	437
98-07+	414	425	436
98-08+	413	425	436
98-09+	413	424	435
98-10+	413	424	434
98-11+	412	423	433
98-12+	412	423	433
98-13+	411	422	432
98-14+	411	422	431
98-15+	411	421	431
98-16+	410	421	430
WAL	12.59	7.86	5.21
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	5.26%	2.98%	1.62%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 2 CDR	Table 2 CDR	Table 2 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M10

Table 2

Balance	$12,635,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
79-23+	683	774	901
79-24+	683	774	900
79-25+	682	773	899
79-26+	682	772	898
79-27+	681	772	897
79-28+	681	771	897
79-29+	680	770	896
79-30+	680	770	895
79-31+	679	769	894
80-00+	679	768	893
80-01+	678	768	892
80-02+	678	767	891
80-03+	677	766	890
80-04+	677	766	890
80-05+	676	765	889
80-06+	676	764	888
80-07+	675	764	887
80-08+	674	763	886
80-09+	674	763	885
80-10+	673	762	884
80-11+	673	761	883
80-12+	672	761	883
80-13+	672	760	882
80-14+	671	759	881
80-15+	671	759	880
80-16+	670	758	879
80-17+	670	757	878
80-18+	669	757	877
80-19+	669	756	877
80-20+	668	755	876
80-21+	668	755	875
80-22+	667	754	874
80-23+	667	753	873
WAL	13.81	8.61	5.67
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	5.26%	2.98%	1.62%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 2 CDR	Table 2 CDR	Table 2 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B1

Table 2

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
70-03+	845	963	1,138
70-04+	844	962	1,137
70-05+	844	962	1,137
70-06+	843	961	1,136
70-07+	842	960	1,135
70-08+	842	959	1,134
70-09+	841	959	1,133
70-10+	841	958	1,132
70-11+	840	957	1,131
70-12+	839	957	1,130
70-13+	839	956	1,129
70-14+	838	955	1,128
70-15+	838	954	1,127
70-16+	837	954	1,126
70-17+	836	953	1,125
70-18+	836	952	1,124
70-19+	835	952	1,123
70-20+	835	951	1,123
70-21+	834	950	1,122
70-22+	834	949	1,121
70-23+	833	949	1,120
70-24+	832	948	1,119
70-25+	832	947	1,118
70-26+	831	947	1,117
70-27+	831	946	1,116
70-28+	830	945	1,115
70-29+	829	944	1,114
70-30+	829	944	1,113
70-31+	828	943	1,112
71-00+	828	942	1,111
71-01+	827	942	1,110
71-02+	826	941	1,110
71-03+	826	940	1,109
WAL	15.29	9.74	6.37
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	5.26%	2.98%	1.62%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 2 CDR	Table 2 CDR	Table 2 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B2

Table 2

Balance	$7,581,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
49.5000	1,328	1,495	1,780
49.5313	1,327	1,494	1,779
49.5625	1,326	1,493	1,778
49.5938	1,325	1,492	1,776
49.6250	1,324	1,491	1,775
49.6563	1,323	1,490	1,774
49.6875	1,322	1,489	1,773
49.7188	1,321	1,488	1,771
49.7500	1,320	1,486	1,770
49.7813	1,319	1,485	1,769
49.8125	1,318	1,484	1,767
49.8438	1,317	1,483	1,766
49.8750	1,316	1,482	1,765
49.9063	1,315	1,481	1,763
49.9375	1,314	1,480	1,762
49.9688	1,313	1,479	1,761
50.0000	1,312	1,478	1,759
50.0313	1,311	1,477	1,758
50.0625	1,310	1,476	1,757
50.0938	1,309	1,475	1,755
50.1250	1,308	1,473	1,754
50.1563	1,307	1,472	1,753
50.1875	1,306	1,471	1,751
50.2188	1,305	1,470	1,750
50.2500	1,304	1,469	1,749
50.2813	1,303	1,468	1,748
50.3125	1,302	1,467	1,746
50.3438	1,301	1,466	1,745
50.3750	1,301	1,465	1,744
50.4063	1,300	1,464	1,742
50.4375	1,299	1,463	1,741
50.4688	1,298	1,462	1,740
50.5000	1,297	1,461	1,738
WAL	17.59	11.36	7.37
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	5.26%	2.98%	1.62%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 2 CDR	Table 2 CDR	Table 2 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M9

Table 3

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828 WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483 WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 0			

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
97-16+	424	438	452
97-17+	423	437	452
97-18+	423	437	451
97-19+	423	436	450
97-20+	422	435	449
97-21+	422	435	449
97-22+	421	434	448
97-23+	421	434	447
97-24+	421	433	447
97-25+	420	433	446
97-26+	420	432	445
97-27+	419	432	444
97-28+	419	431	444
97-29+	418	430	443
97-30+	418	430	442
97-31+	418	429	441
98-00+	417	429	441
98-01+	417	428	440
98-02+	416	428	439
98-03+	416	427	438
98-04+	416	427	438
98-05+	415	426	437
98-06+	415	426	436
98-07+	414	425	435
98-08+	414	424	435
98-09+	413	424	434
98-10+	413	423	433
98-11+	413	423	432
98-12+	412	422	432
98-13+	412	422	431
98-14+	411	421	430
98-15+	411	421	429
98-16+	411	420	429
WAL	12.09	7.67	5.14
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.73%	3.87%	2.13%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 3 CDR	Table 3 CDR	Table 3 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M10

Table 3

Balance	$12,635,000.00	Delay	0	Index	LIBOR_1M(	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
79-23+	688	778	904
79-24+	688	777	903
79-25+	687	777	902
79-26+	687	776	901
79-27+	686	775	900
79-28+	685	775	899
79-29+	685	774	898
79-30+	684	773	898
79-31+	684	773	897
80-00+	683	772	896
80-01+	683	771	895
80-02+	682	771	894
80-03+	682	770	893
80-04+	681	769	892
80-05+	681	769	891
80-06+	680	768	891
80-07+	680	767	890
80-08+	679	767	889
80-09+	679	766	888
80-10+	678	765	887
80-11+	678	765	886
80-12+	677	764	885
80-13+	677	763	884
80-14+	676	763	884
80-15+	676	762	883
80-16+	675	761	882
80-17+	675	761	881
80-18+	674	760	880
80-19+	674	759	879
80-20+	673	759	878
80-21+	672	758	877
80-22+	672	757	877
80-23+	671	757	876
WAL	13.27	8.42	5.61
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.73%	3.87%	2.13%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 3 CDR	Table 3 CDR	Table 3 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B1

Table 3

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
70-03+	850	967	1,141
70-04+	850	967	1,140
70-05+	849	966	1,139
70-06+	849	965	1,138
70-07+	848	964	1,137
70-08+	847	964	1,136
70-09+	847	963	1,135
70-10+	846	962	1,134
70-11+	846	961	1,133
70-12+	845	961	1,133
70-13+	844	960	1,132
70-14+	844	959	1,131
70-15+	843	959	1,130
70-16+	843	958	1,129
70-17+	842	957	1,128
70-18+	841	956	1,127
70-19+	841	956	1,126
70-20+	840	955	1,125
70-21+	840	954	1,124
70-22+	839	953	1,123
70-23+	838	953	1,122
70-24+	838	952	1,121
70-25+	837	951	1,120
70-26+	837	951	1,119
70-27+	836	950	1,119
70-28+	835	949	1,118
70-29+	835	948	1,117
70-30+	834	948	1,116
70-31+	834	947	1,115
71-00+	833	946	1,114
71-01+	832	945	1,113
71-02+	832	945	1,112
71-03+	831	944	1,111
WAL	14.82	9.54	6.33
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.73%	3.87%	2.13%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 3 CDR	Table 3 CDR	Table 3 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B2

Table 3

Balance	$7,581,000.00	Delay	0	Index	LIBOR_1MC WAC	7.2084828 WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi 1 / 3.50	NET	6.698483 WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor 999 / 3.50			

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
49.5000	1,337	1,504	1,775
49.5313	1,336	1,503	1,774
49.5625	1,335	1,502	1,772
49.5938	1,334	1,501	1,771
49.6250	1,333	1,500	1,770
49.6563	1,332	1,498	1,768
49.6875	1,331	1,497	1,767
49.7188	1,330	1,496	1,766
49.7500	1,329	1,495	1,765
49.7813	1,328	1,494	1,763
49.8125	1,327	1,493	1,762
49.8438	1,326	1,492	1,761
49.8750	1,325	1,491	1,759
49.9063	1,324	1,490	1,758
49.9375	1,323	1,489	1,757
49.9688	1,322	1,487	1,755
50.0000	1,321	1,486	1,754
50.0313	1,320	1,485	1,753
50.0625	1,319	1,484	1,751
50.0938	1,318	1,483	1,750
50.1250	1,317	1,482	1,749
50.1563	1,316	1,481	1,748
50.1875	1,315	1,480	1,746
50.2188	1,314	1,479	1,745
50.2500	1,313	1,478	1,744
50.2813	1,312	1,477	1,742
50.3125	1,311	1,476	1,741
50.3438	1,310	1,474	1,740
50.3750	1,309	1,473	1,738
50.4063	1,308	1,472	1,737
50.4375	1,307	1,471	1,736
50.4688	1,306	1,470	1,735
50.5000	1,306	1,469	1,733
WAL	16.93	11.07	7.42
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.73%	3.87%	2.13%
Shock(bps)			
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 3 CDR	Table 3 CDR	Table 3 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M9

Table 4				Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Balance	$10,108,000.00	Delay	0	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Coupon	4.933	Dated	8/12/2004	Cap / Floor	999 / 0				
Settle	8/12/2004	First Payment	9/25/2004						

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
97-16+	422	423	424
97-17+	422	423	423
97-18+	422	422	423
97-19+	421	422	423
97-20+	421	421	422
97-21+	420	421	422
97-22+	420	421	421
97-23+	420	420	421
97-24+	419	420	420
97-25+	419	419	420
97-26+	418	419	419
97-27+	418	418	419
97-28+	418	418	419
97-29+	417	418	418
97-30+	417	417	418
97-31+	416	417	417
98-00+	416	416	417
98-01+	415	416	416
98-02+	415	416	416
98-03+	415	415	416
98-04+	414	415	415
98-05+	414	414	415
98-06+	413	414	414
98-07+	413	413	414
98-08+	413	413	413
98-09+	412	413	413
98-10+	412	412	413
98-11+	411	412	412
98-12+	411	411	412
98-13+	411	411	411
98-14+	410	411	411
98-15+	410	410	410
98-16+	409	410	410
WAL	13.10	13.12	13.14
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.92%	3.92%	3.92%
Shock(bps)	60bp	100bp	150bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	60 PricingSpeed	60 PricingSpeed
Default	Table 4 CDR	Table 4 CDR	Table 4 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M10

Table 4

Balance	$12,635,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
79-23+	687	693	702
79-24+	686	693	701
79-25+	686	692	700
79-26+	685	692	700
79-27+	685	691	699
79-28+	684	691	699
79-29+	684	690	698
79-30+	683	690	698
79-31+	683	689	697
80-00+	682	689	697
80-01+	682	688	696
80-02+	681	688	695
80-03+	681	687	695
80-04+	680	686	694
80-05+	680	686	694
80-06+	679	685	693
80-07+	678	685	693
80-08+	678	684	692
80-09+	677	684	692
80-10+	677	683	691
80-11+	676	683	691
80-12+	676	682	690
80-13+	675	682	689
80-14+	675	681	689
80-15+	674	681	688
80-16+	674	680	688
80-17+	673	679	687
80-18+	673	679	687
80-19+	672	678	686
80-20+	672	678	686
80-21+	671	677	685
80-22+	671	677	684
80-23+	670	676	684
WAL	14.33	14.35	14.37
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.92%	3.92%	3.92%
Shock(bps)	60bp	100bp	150bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	60 PricingSpeed	60 PricingSpeed
Default	Table 4 CDR	Table 4 CDR	Table 4 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Z_MERT0402_MKT2 - Price/Yield - B1

Table 4

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
70-03+	855	866	880
70-04+	854	866	880
70-05+	854	865	879
70-06+	853	864	878
70-07+	852	864	878
70-08+	852	863	877
70-09+	851	862	876
70-10+	850	862	876
70-11+	850	861	875
70-12+	849	860	875
70-13+	849	860	874
70-14+	848	859	873
70-15+	847	859	873
70-16+	847	858	872
70-17+	846	857	871
70-18+	846	857	871
70-19+	845	856	870
70-20+	844	855	869
70-21+	844	855	869
70-22+	843	854	868
70-23+	843	854	867
70-24+	842	853	867
70-25+	841	852	866
70-26+	841	852	865
70-27+	840	851	865
70-28+	839	850	864
70-29+	839	850	863
70-30+	838	849	863
70-31+	838	849	862
71-00+	837	848	862
71-01+	836	847	861
71-02+	836	847	860
71-03+	835	846	860
WAL	15.77	15.79	15.81
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.92%	3.92%	3.92%
Shock(bps)	60bp	100bp	150bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	60 PricingSpeed	60 PricingSpeed
Default	Table 4 CDR	Table 4 CDR	Table 4 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B2

Table 4

Balance	$7,581,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
49.5000	1,363	1,393	1,430
49.5313	1,362	1,392	1,429
49.5625	1,361	1,390	1,428
49.5938	1,360	1,389	1,427
49.6250	1,358	1,388	1,426
49.6563	1,357	1,387	1,425
49.6875	1,356	1,386	1,423
49.7188	1,355	1,385	1,422
49.7500	1,354	1,384	1,421
49.7813	1,353	1,383	1,420
49.8125	1,352	1,382	1,419
49.8438	1,351	1,381	1,418
49.8750	1,350	1,380	1,417
49.9063	1,349	1,378	1,415
49.9375	1,348	1,377	1,414
49.9688	1,347	1,376	1,413
50.0000	1,346	1,375	1,412
50.0313	1,345	1,374	1,411
50.0625	1,344	1,373	1,410
50.0938	1,343	1,372	1,409
50.1250	1,342	1,371	1,408
50.1563	1,341	1,370	1,406
50.1875	1,340	1,369	1,405
50.2188	1,339	1,368	1,404
50.2500	1,338	1,367	1,403
50.2813	1,337	1,366	1,402
50.3125	1,336	1,365	1,401
50.3438	1,335	1,363	1,400
50.3750	1,334	1,362	1,399
50.4063	1,333	1,361	1,398
50.4375	1,332	1,360	1,396
50.4688	1,330	1,359	1,395
50.5000	1,329	1,358	1,394
WAL	18.24	18.27	18.30
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	3.92%	3.92%	3.92%
Shock(bps)	60bp	100bp	150bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	60 PricingSpeed	60 PricingSpeed
Default	Table 4 CDR	Table 4 CDR	Table 4 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M9

Table 5

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 0				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
97-16+	419	433	447
97-17+	418	433	446
97-18+	418	432	445
97-19+	417	431	445
97-20+	417	431	444
97-21+	416	430	443
97-22+	416	430	442
97-23+	416	429	441
97-24+	415	428	441
97-25+	415	428	440
97-26+	414	427	439
97-27+	414	427	438
97-28+	413	426	438
97-29+	413	426	437
97-30+	412	425	436
97-31+	412	424	435
98-00+	411	424	434
98-01+	411	423	434
98-02+	411	423	433
98-03+	410	422	432
98-04+	410	421	431
98-05+	409	421	431
98-06+	409	420	430
98-07+	408	420	429
98-08+	408	419	428
98-09+	407	419	428
98-10+	407	418	427
98-11+	406	417	426
98-12+	406	417	425
98-13+	406	416	424
98-14+	405	416	424
98-15+	405	415	423
98-16+	404	414	422
WAL	12.15	7.69	5.15
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 5 CDR	Table 5 CDR	Table 5 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M10

Table 5

Balance	$12,635,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margii	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
79-23+	709	795	917
79-24+	708	795	916
79-25+	708	794	915
79-26+	707	793	914
79-27+	707	792	913
79-28+	706	792	912
79-29+	705	791	911
79-30+	705	790	910
79-31+	704	790	910
80-00+	704	789	909
80-01+	703	788	908
80-02+	703	787	907
80-03+	702	787	906
80-04+	701	786	905
80-05+	701	785	904
80-06+	700	785	903
80-07+	700	784	902
80-08+	699	783	901
80-09+	698	783	900
80-10+	698	782	899
80-11+	697	781	899
80-12+	697	780	898
80-13+	696	780	897
80-14+	696	779	896
80-15+	695	778	895
80-16+	694	778	894
80-17+	694	777	893
80-18+	693	776	892
80-19+	693	775	891
80-20+	692	775	890
80-21+	692	774	889
80-22+	691	773	888
80-23+	690	773	888
WAL	13.34	8.44	5.62
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 5 CDR	Table 5 CDR	Table 5 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B1

Table 5

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM 351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA 1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50			

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
70-03+	894	1,003	1,169
70-04+	893	1,002	1,168
70-05+	892	1,001	1,167
70-06+	891	1,000	1,166
70-07+	891	1,000	1,165
70-08+	890	999	1,164
70-09+	889	998	1,163
70-10+	889	997	1,162
70-11+	888	996	1,162
70-12+	887	996	1,161
70-13+	887	995	1,160
70-14+	886	994	1,159
70-15+	885	993	1,158
70-16+	885	992	1,157
70-17+	884	992	1,156
70-18+	883	991	1,155
70-19+	883	990	1,154
70-20+	882	989	1,153
70-21+	881	988	1,152
70-22+	881	988	1,151
70-23+	880	987	1,150
70-24+	879	986	1,149
70-25+	879	985	1,148
70-26+	878	984	1,147
70-27+	877	984	1,146
70-28+	877	983	1,145
70-29+	876	982	1,144
70-30+	875	981	1,143
70-31+	875	981	1,142
71-00+	874	980	1,141
71-01+	873	979	1,140
71-02+	873	978	1,139
71-03+	872	977	1,138
WAL	14.89	9.55	6.33
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 5 CDR	Table 5 CDR	Table 5 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B2

Table 5

Balance	$7,581,000.00	Delay	0	Index	LIBOR_1MC WAC	7.2084828 WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50 NET	6.698483 WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50		

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
49.5000	1,464	1,609	1,861
49.5313	1,463	1,608	1,859
49.5625	1,462	1,607	1,858
49.5938	1,461	1,605	1,856
49.6250	1,460	1,604	1,855
49.6563	1,458	1,603	1,853
49.6875	1,457	1,602	1,852
49.7188	1,456	1,600	1,850
49.7500	1,455	1,599	1,849
49.7813	1,454	1,598	1,848
49.8125	1,453	1,597	1,846
49.8438	1,451	1,595	1,845
49.8750	1,450	1,594	1,843
49.9063	1,449	1,593	1,842
49.9375	1,448	1,592	1,840
49.9688	1,447	1,590	1,839
50.0000	1,446	1,589	1,838
50.0313	1,444	1,588	1,836
50.0625	1,443	1,587	1,835
50.0938	1,442	1,586	1,833
50.1250	1,441	1,584	1,832
50.1563	1,440	1,583	1,831
50.1875	1,439	1,582	1,829
50.2188	1,437	1,581	1,828
50.2500	1,436	1,579	1,826
50.2813	1,435	1,578	1,825
50.3125	1,434	1,577	1,823
50.3438	1,433	1,576	1,822
50.3750	1,432	1,575	1,821
50.4063	1,431	1,573	1,819
50.4375	1,429	1,572	1,818
50.4688	1,428	1,571	1,816
50.5000	1,427	1,570	1,815
WAL	17.05	11.09	7.41
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 5 CDR	Table 5 CDR	Table 5 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M9

Table 6

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 0				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
97-16+	419	433	447
97-17+	418	433	446
97-18+	418	432	445
97-19+	417	431	445
97-20+	417	431	444
97-21+	416	430	443
97-22+	416	430	442
97-23+	416	429	441
97-24+	415	428	441
97-25+	415	428	440
97-26+	414	427	439
97-27+	414	427	438
97-28+	413	426	438
97-29+	413	426	437
97-30+	412	425	436
97-31+	412	424	435
98-00+	411	424	434
98-01+	411	423	434
98-02+	411	423	433
98-03+	410	422	432
98-04+	410	421	431
98-05+	409	421	431
98-06+	409	420	430
98-07+	408	420	429
98-08+	408	419	428
98-09+	407	419	428
98-10+	407	418	427
98-11+	406	417	426
98-12+	406	417	425
98-13+	406	416	424
98-14+	405	416	424
98-15+	405	415	423
98-16+	404	414	422
WAL	12.15	7.69	5.15
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 6 CDR	Table 6 CDR	Table 6 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - M10

Table 6

Balance	$12,635,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
79-23+	709	795	917
79-24+	708	795	916
79-25+	708	794	915
79-26+	707	793	914
79-27+	707	792	913
79-28+	706	792	912
79-29+	705	791	911
79-30+	705	790	910
79-31+	704	790	910
80-00+	704	789	909
80-01+	703	788	908
80-02+	703	787	907
80-03+	702	787	906
80-04+	701	786	905
80-05+	701	785	904
80-06+	700	785	903
80-07+	700	784	902
80-08+	699	783	901
80-09+	698	783	900
80-10+	698	782	899
80-11+	697	781	899
80-12+	697	780	898
80-13+	696	780	897
80-14+	696	779	896
80-15+	695	778	895
80-16+	694	778	894
80-17+	694	777	893
80-18+	693	776	892
80-19+	693	775	891
80-20+	692	775	890
80-21+	692	774	889
80-22+	691	773	888
80-23+	690	773	888
WAL	13.34	8.44	5.62
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 6 CDR	Table 6 CDR	Table 6 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B1

Table 6

Balance	$10,108,000.00	Delay	0	Index	LIBOR_1MC WAC	7.2084828 WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi 1 / 3.50	NET	6.698483 WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor 999 / 3.50			

Price	*1*	*2*	*3*
	Disc Margin	Disc Margin	Disc Margin
70-03+	894	1,003	1,169
70-04+	893	1,002	1,168
70-05+	892	1,001	1,167
70-06+	891	1,000	1,166
70-07+	891	1,000	1,165
70-08+	890	999	1,164
70-09+	889	998	1,163
70-10+	889	997	1,162
70-11+	888	996	1,162
70-12+	887	996	1,161
70-13+	887	995	1,160
70-14+	886	994	1,159
70-15+	885	993	1,158
70-16+	885	992	1,157
70-17+	884	992	1,156
70-18+	883	991	1,155
70-19+	883	990	1,154
70-20+	882	989	1,153
70-21+	881	988	1,152
70-22+	881	988	1,151
70-23+	880	987	1,150
70-24+	879	986	1,149
70-25+	879	985	1,148
70-26+	878	984	1,147
70-27+	877	984	1,146
70-28+	877	983	1,145
70-29+	876	982	1,144
70-30+	875	981	1,143
70-31+	875	981	1,142
71-00+	874	980	1,141
71-01+	873	979	1,140
71-02+	873	978	1,139
71-03+	872	977	1,138
WAL	14.89	9.55	6.33
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 6 CDR	Table 6 CDR	Table 6 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

Z_MERT0402_MKT2 - Price/Yield - B2

Table 6

Balance	$7,581,000.00	Delay	0	Index	LIBOR_1MC	WAC	7.2084828	WAM	351
Coupon	4.933	Dated	8/12/2004	Mult / Margi	1 / 3.50	NET	6.698483	WALA	1
Settle	8/12/2004	First Payment	9/25/2004	Cap / Floor	999 / 3.50				

Price	1	2	3
	Disc Margin	Disc Margin	Disc Margin
49.5000	1,464	1,609	1,861
49.5313	1,463	1,608	1,859
49.5625	1,462	1,607	1,858
49.5938	1,461	1,605	1,856
49.6250	1,460	1,604	1,855
49.6563	1,458	1,603	1,853
49.6875	1,457	1,602	1,852
49.7188	1,456	1,600	1,850
49.7500	1,455	1,599	1,849
49.7813	1,454	1,598	1,848
49.8125	1,453	1,597	1,846
49.8438	1,451	1,595	1,845
49.8750	1,450	1,594	1,843
49.9063	1,449	1,593	1,842
49.9375	1,448	1,592	1,840
49.9688	1,447	1,590	1,839
50.0000	1,446	1,589	1,838
50.0313	1,444	1,588	1,836
50.0625	1,443	1,587	1,835
50.0938	1,442	1,586	1,833
50.1250	1,441	1,584	1,832
50.1563	1,440	1,583	1,831
50.1875	1,439	1,582	1,829
50.2188	1,437	1,581	1,828
50.2500	1,436	1,579	1,826
50.2813	1,435	1,578	1,825
50.3125	1,434	1,577	1,823
50.3438	1,433	1,576	1,822
50.3750	1,432	1,575	1,821
50.4063	1,431	1,573	1,819
50.4375	1,429	1,572	1,818
50.4688	1,428	1,571	1,816
50.5000	1,427	1,570	1,815
WAL	17.05	11.09	7.41
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss (Collat Maturity)	6.75%	3.88%	2.13%
Shock(bps)	200bp	200bp	200bp
LIBOR_1MO	1.64500 . . .	1.64500 . . .	1.64500 . . .
LIBOR_6MO	2.07800 . . .	2.07800 . . .	2.07800 . . .
Prepay	60 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	Table 6 CDR	Table 6 CDR	Table 6 CDR
Loss Severity	39.50%	39.50%	39.50%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corporation
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT- BE Analysis

	FLAT LIBOR		FWD LIBOR	
	CDR	**Net Loss**	**CDR**	**Net Loss**
M9	11.741	11.79	9.272	9.75
M10	10.245	10.56	7.841	8.46

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT- BE Analysis

	FLAT LIBOR		FWD LIBOR	
	CDR	**Net Loss**	**CDR**	**Net Loss**
B1	9.158	9.62	6.818	7.49
B2	6.673	7.33	5.570	6.26

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - BE Analysis

Trainer

Settle 8/12/2004
First Payment 9/25/2004

	M8	M8	M8	M8	M9	M9	M9	M9
WAL	14.43	14.43	16.14	16.14	14.72	14.72	16.24	16.24
Principal Writedown	5,208.52 (0.05%)	5,208.52 (0.05%)	9,021.20 (0.09%)	9,021.20 (0.09%)	22,092.67 (0.22%)	22,092.67 (0.22%)	16,718.57 (0.17%)	16,718.57 (0.17%)
Total Collat Group Loss (Collat Maturity)	118,745,329.34 (11.75%)	118,745,329.34 (11.75%)	128,991,205.40 (12.76%)	128,991,205.40 (12.76%)	107,365,164.78 (10.62%)	107,365,164.78 (10.62%)	116,262,268.46 (11.50%)	116,262,268.46 (11.50%)
Total Collat Group Liquidation (Collat Maturity)	235,850,069.06 (23.33%)	235,850,069.06 (23.33%)	128,991,205.40 (12.76%)	128,991,205.40 (12.76%)	213,232,800.09 (21.10%)	213,232,800.09 (21.10%)	116,262,268.46 (11.50%)	116,262,268.46 (11.50%)
Prepay	25 CPR	25 CPR	25 CPR	25 CPR	25 CPR	25 CPR	25 CPR	25 CPR
Default	8.573 CDR	8.573 CDR	4.211 CDR	4.211 CDR	7.569 CDR	7.569 CDR	3.75 CDR	3.75 CDR
Loss Severity	50%	50%	100%	100%	50%	50%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	12	12	12	12	12	12	12	12
Delinq	100%	0%	100%	0%	100%	0%	100%	0%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

***Even though DELINQ are run at 0% for the Pass scenarios the cum loss trigger is still being hit causing the Fail and Pass BE to be the same.**

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M2 AIG

Balance	$30,324,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	10.35	11.99	13.19	6.89	7.63	8.15
Principal Writedown	7,302.32 (0.02%)	7,629.51 (0.03%)	7,725.45 (0.03%)	3,980.57 (0.01%)	772.00 (0.00%)	9,315.68 (0.03%)
Total Collat Loss (Collat Maturity)	258,782,668.11 (25.60%)	279,222,538.36 (27.62%)	294,520,135.01 (29.14%)	215,056,199.89 (21.28%)	223,280,004.53 (22.09%)	229,011,269.99 (22.66%)
Total Collat Liquidation (Collat Maturity)	641,088,266.63 (63.42%)	552,982,903.35 (54.71%)	485,802,481.78 (48.06%)	533,504,711.73 (52.78%)	442,968,707.91 (43.82%)	378,525,629.19 (37.45%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	23.016 CDR	17.272 CDR	13.826 CDR	26.553 CDR	20.095 CDR	16.166 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FLAT	FLAT	FLAT	FLAT	FLAT	FLAT
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	11.44	13.07	14.24	7.31	8.01	8.50
Principal Writedown	1,312.74 (0.00%)	6,322.27 (0.02%)	14,811.29 (0.05%)	6,692.38 (0.02%)	7,675.41 (0.03%)	8,224.82 (0.03%)
Total Collat Loss (Collat Maturity)	240,044,047.16 (23.75%)	256,958,085.07 (25.42%)	269,514,621.59 (26.66%)	197,197,341.36 (19.51%)	203,454,006.58 (20.13%)	207,791,385.78 (20.56%)
Total Collat Liquidation (Collat Maturity)	596,012,034.24 (58.96%)	510,226,908.75 (50.48%)	445,835,062.76 (44.11%)	489,931,711.95 (48.47%)	404,334,517.65 (40.00%)	344,100,341.28 (34.04%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	19.576 CDR	14.755 CDR	11.845 CDR	23.176 CDR	17.585 CDR	14.17 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

WAL	12.43	13.97	15.06	7.71	8.37	8.82
Principal Writedown	4,761.26 (0.02%)	13,607.36 (0.04%)	12,952.37 (0.04%)	6,460.75 (0.02%)	6,285.92 (0.02%)	4,084.51 (0.01%)
Total Collat Loss (Collat Maturity)	221,788,468.68 (21.94%)	236,231,901.43 (23.37%)	246,889,302.76 (24.43%)	179,568,934.68 (17.77%)	184,426,024.57 (18.25%)	187,810,861.13 (18.58%)
Total Collat Liquidation (Collat Maturity)	551,070,581.43 (54.52%)	469,445,722.79 (46.44%)	408,760,878.82 (40.44%)	446,334,767.60 (44.16%)	366,710,297.99 (36.28%)	311,189,817.31 (30.79%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	16.809 CDR	12.783 CDR	10.318 CDR	20.178 CDR	15.382 CDR	12.433 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M3 AIG

Balance	$20,216,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	11.94	13.60	14.79	7.86	8.61	9.13
Principal Writedown	7,535.59 (0.04%)	10,675.49 (0.05%)	7,007.26 (0.03%)	5,541.54 (0.03%)	1,653.98 (0.01%)	4,042.44 (0.02%)
Total Collat Loss (Collat Maturity)	245,293,827.62 (24.27%)	264,428,727.22 (26.16%)	278,759,531.59 (27.58%)	198,028,323.99 (19.59%)	205,455,896.32 (20.33%)	210,646,479.85 (20.84%)
Total Collat Liquidation (Collat Maturity)	607,504,795.81 (60.10%)	523,560,337.86 (51.80%)	459,708,701.47 (45.48%)	491,180,112.97 (48.59%)	407,553,330.21 (40.32%)	348,132,861.19 (34.44%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	20.628 CDR	15.681 CDR	12.651 CDR	23.38 CDR	17.876 CDR	14.471 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FLAT	FLAT	FLAT	FLAT	FLAT	FLAT
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

WAL	13.18	14.80	15.94	8.33	9.04	9.52
Principal Writedown	4,422.17 (0.02%)	4,683.03 (0.02%)	3,090.38 (0.02%)	2,193.60 (0.01%)	1,374.99 (0.01%)	2,012.72 (0.01%)
Total Collat Loss (Collat Maturity)	225,721,737.94 (22.33%)	241,449,035.54 (23.89%)	253,119,370.95 (25.04%)	179,516,673.44 (17.76%)	185,109,883.81 (18.31%)	188,995,875.35 (18.70%)
Total Collat Liquidation (Collat Maturity)	560,371,775.73 (55.44%)	479,365,133.79 (47.42%)	418,658,145.28 (41.42%)	445,978,318.35 (44.12%)	367,860,024.51 (36.39%)	312,961,610.85 (30.96%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	17.418 CDR	13.297 CDR	10.757 CDR	20.185 CDR	15.472 CDR	12.545 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

WAL	14.26	15.76	16.81	8.78	9.43	9.87
Principal Writedown	5,389.35 (0.03%)	6,727.85 (0.03%)	8,815.60 (0.04%)	1,731.57 (0.01%)	8,891.15 (0.04%)	4,807.51 (0.02%)
Total Collat Loss (Collat Maturity)	206,966,776.13 (20.48%)	220,321,792.71 (21.80%)	230,169,461.42 (22.77%)	161,475,426.55 (15.98%)	165,777,320.90 (16.40%)	168,783,576.55 (16.70%)
Total Collat Liquidation (Collat Maturity)	514,187,616.57 (50.87%)	437,778,192.94 (43.31%)	381,035,101.12 (37.70%)	401,352,380.06 (39.71%)	329,621,991.90 (32.61%)	279,656,895.97 (27.67%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	14.873 CDR	11.449 CDR	9.31 CDR	17.379 CDR	13.38 CDR	10.881 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M4 AIG

Balance	$17,689,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	12.88	14.47	15.59	8.42	9.14	9.64
Principal Writedown	3,129.05 (0.02%)	8,386.91 (0.05%)	2,810.62 (0.02%)	2,548.03 (0.01%)	3,053.95 (0.02%)	6,622.70 (0.04%)
Total Collat Loss (Collat Maturity)	233,045,711.04 (23.06%)	250,973,780.70 (24.83%)	264,413,202.67 (26.16%)	182,782,753.59 (18.08%)	189,513,379.65 (18.75%)	194,193,930.93 (19.21%)
Total Collat Liquidation (Collat Maturity)	577,027,754.28 (57.09%)	496,812,662.35 (49.15%)	435,965,729.58 (43.13%)	453,299,679.66 (44.85%)	375,885,322.77 (37.19%)	320,910,828.77 (31.75%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	18.681 CDR	14.347 CDR	11.649 CDR	20.772 CDR	16.015 CDR	13.029 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FLAT	FLAT	FLAT	FLAT	FLAT	FLAT
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

WAL	14.20	15.73	16.79	8.93	9.59	10.05
Principal Writedown	974.52 (0.01%)	12,244.53 (0.07%)	11,916.46 (0.07%)	6,688.29 (0.04%)	8,295.76 (0.05%)	10,235.48 (0.06%)
Total Collat Loss (Collat Maturity)	212,694,351.00 (21.04%)	227,330,636.58 (22.49%)	238,153,257.28 (23.56%)	163,694,071.51 (16.19%)	168,697,979.17 (16.69%)	172,146,738.83 (17.03%)
Total Collat Liquidation (Collat Maturity)	527,958,970.41 (52.23%)	451,275,563.59 (44.65%)	393,854,797.15 (38.96%)	406,648,228.67 (40.23%)	335,230,341.53 (33.16%)	285,049,607.85 (28.20%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	15.652 CDR	12.072 CDR	9.826 CDR	17.724 CDR	13.698 CDR	11.161 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	15.31	16.70	17.65	9.40	10.00	10.41
Principal Writedown	5,975.64 (0.03%)	8,490.04 (0.05%)	13,920.29 (0.08%)	2,453.53 (0.01%)	7,823.70 (0.04%)	2,840.02 (0.02%)
Total Collat Loss (Collat Maturity)	193,475,842.87 (19.14%)	205,794,992.57 (20.36%)	214,891,472.93 (21.26%)	145,280,551.96 (14.37%)	149,085,554.82 (14.75%)	151,715,506.17 (15.01%)
Total Collat Liquidation (Collat Maturity)	480,618,061.06 (47.55%)	408,867,279.62 (40.45%)	355,703,879.18 (35.19%)	361,091,227.31 (35.72%)	296,426,582.48 (29.33%)	251,371,733.73 (24.87%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	13.281 CDR	10.322 CDR	8.445 CDR	15.07 CDR	11.696 CDR	9.557 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M5 AIG

Balance	$17,689,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	13.54	15.01	16.06	8.81	9.46	9.92
Principal Writedown	1,174.78 (0.01%)	1,407.49 (0.01%)	7,219.08 (0.04%)	4,498.83 (0.03%)	3,914.30 (0.02%)	3,384.42 (0.02%)
Total Collat Loss (Collat Maturity)	220,556,763.78 (21.82%)	237,302,906.63 (23.48%)	249,717,798.03 (24.70%)	167,389,457.95 (16.56%)	173,405,101.87 (17.16%)	177,646,692.14 (17.57%)
Total Collat Liquidation (Collat Maturity)	545,967,658.13 (54.01%)	469,647,343.71 (46.46%)	411,654,193.53 (40.73%)	415,064,903.47 (41.06%)	343,896,150.50 (34.02%)	293,537,769.35 (29.04%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	16.88 CDR	13.089 CDR	10.683 CDR	18.334 CDR	14.242 CDR	11.646 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FLAT	FLAT	FLAT	FLAT	FLAT	FLAT
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	14.90	16.30	17.26	9.33	9.93	10.34
Principal Writedown	2,915.72 (0.02%)	10,500.80 (0.06%)	6,125.84 (0.03%)	1,338.49 (0.01%)	2,944.89 (0.02%)	1,149.97 (0.01%)
Total Collat Loss (Collat Maturity)	199,444,903.76 (19.73%)	212,950,559.80 (21.07%)	222,945,166.85 (22.06%)	147,721,103.45 (14.61%)	152,117,744.66 (15.05%)	155,199,235.19 (15.35%)
Total Collat Liquidation (Collat Maturity)	494,999,176.10 (48.97%)	422,670,641.61 (41.82%)	368,655,272.82 (36.47%)	366,948,387.84 (36.30%)	302,268,784.46 (29.90%)	256,976,729.91 (25.42%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	14.02 CDR	10.913 CDR	8.935 CDR	15.421 CDR	12.007 CDR	9.833 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

WAL	16.02	17.27	18.14	9.81	10.34	10.70
Principal Writedown	5,923.84 (0.03%)	15,445.33 (0.09%)	12,065.79 (0.07%)	3,409.94 (0.02%)	873.68 (0.00%)	74.12 (0.00%)
Total Collat Loss (Collat Maturity)	179,826,537.75 (17.79%)	191,106,972.87 (18.91%)	199,408,241.40 (19.73%)	128,979,626.52 (12.76%)	132,257,221.47 (13.08%)	134,554,885.48 (13.31%)
Total Collat Liquidation (Collat Maturity)	446,657,353.58 (44.19%)	379,639,406.43 (37.56%)	330,036,331.83 (32.65%)	320,567,614.03 (31.71%)	262,960,640.38 (26.02%)	222,934,107.41 (22.06%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.812 CDR	9.261 CDR	7.618 CDR	12.911 CDR	10.092 CDR	8.286 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M6 AIG

Balance	$15,162,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	14.50	15.90	16.87	9.40	10.02	10.45
Principal Writedown	4,266.81 (0.03%)	10,824.61 (0.07%)	5,214.10 (0.03%)	1,186.99 (0.01%)	4,199.13 (0.03%)	9,146.77 (0.06%)
Total Collat Loss (Collat Maturity)	209,350,516.05 (20.71%)	224,928,576.80 (22.25%)	236,536,959.55 (23.40%)	153,865,303.17 (15.22%)	159,294,855.75 (15.76%)	163,137,355.58 (16.14%)
Total Collat Liquidation (Collat Maturity)	518,111,100.34 (51.26%)	445,068,374.11 (44.03%)	389,856,181.63 (38.57%)	381,482,855.81 (37.74%)	315,881,326.06 (31.25%)	269,540,443.33 (26.67%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	15.401 CDR	12.026 CDR	9.864 CDR	16.336 CDR	12.77 CDR	10.485 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FLAT	FLAT	FLAT	FLAT	FLAT	FLAT
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

WAL	15.91	17.20	18.12	9.95	10.51	10.90
Principal Writedown	4,314.82 (0.03%)	5,175.66 (0.03%)	14,024.29 (0.09%)	5,745.64 (0.04%)	5,771.76 (0.04%)	13,648.60 (0.09%)
Total Collat Loss (Collat Maturity)	187,640,384.95 (18.56%)	200,111,842.41 (19.80%)	209,342,004.90 (20.71%)	133,735,615.91 (13.23%)	137,633,273.15 (13.62%)	140,341,542.85 (13.88%)
Total Collat Liquidation (Collat Maturity)	465,638,996.82 (46.07%)	397,136,680.74 (39.29%)	346,119,501.98 (34.24%)	332,191,624.98 (32.86%)	273,475,939.64 (27.06%)	232,367,285.15 (22.99%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	12.687 CDR	9.946 CDR	8.181 CDR	13.538 CDR	10.606 CDR	8.718 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	17.04	18.20	19.07	10.45	10.93	11.27
Principal Writedown	5,644.73 (0.04%)	6,816.79 (0.04%)	4,887.49 (0.03%)	4,889.85 (0.03%)	3,199.76 (0.02%)	11,925.70 (0.08%)
Total Collat Loss (Collat Maturity)	167,634,301.92 (16.58%)	177,997,982.39 (17.61%)	185,618,800.00 (18.36%)	114,687,018.47 (11.35%)	117,584,235.10 (11.63%)	119,596,037.25 (11.83%)
Total Collat Liquidation (Collat Maturity)	416,325,347.15 (41.19%)	353,557,538.66 (34.98%)	307,180,420.42 (30.39%)	285,037,776.14 (28.20%)	233,781,948.59 (23.13%)	198,145,953.75 (19.60%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	10.605 CDR	8.374 CDR	6.92 CDR	11.14 CDR	8.764 CDR	7.224 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M7 AIG

Balance	$15,162,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	15.09	16.36	17.26	9.75	10.31	10.71
Principal Writedown	8,129.66 (0.05%)	2,482.73 (0.02%)	849.80 (0.01%)	7,467.67 (0.05%)	8,440.89 (0.06%)	12,667.78 (0.08%)
Total Collat Loss (Collat Maturity)	197,508,337.00 (19.54%)	211,968,296.44 (20.97%)	222,726,951.17 (22.03%)	139,903,165.82 (13.84%)	144,651,332.55 (14.31%)	147,975,786.97 (14.64%)
Total Collat Liquidation (Collat Maturity)	488,687,241.93 (48.35%)	419,335,673.85 (41.49%)	367,025,688.30 (36.31%)	346,822,709.68 (34.31%)	286,813,960.14 (28.37%)	244,468,843.41 (24.19%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	13.961 CDR	10.982 CDR	9.05 CDR	14.4 CDR	11.316 CDR	9.32 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FLAT	FLAT	FLAT	FLAT	FLAT	FLAT
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	16.52	17.69	18.56	10.31	10.80	11.15
Principal Writedown	11,098.29 (0.07%)	5,621.84 (0.04%)	10,353.72 (0.07%)	8,506.20 (0.06%)	7,284.07 (0.05%)	11,845.51 (0.08%)
Total Collat Loss (Collat Maturity)	175,247,015.18 (17.34%)	186,607,140.45 (18.46%)	195,031,853.51 (19.29%)	119,390,461.83 (11.81%)	122,731,408.56 (12.14%)	125,087,132.89 (12.38%)
Total Collat Liquidation (Collat Maturity)	434,819,993.45 (43.02%)	370,283,558.61 (36.63%)	322,417,267.51 (31.90%)	296,544,266.12 (29.34%)	243,855,687.44 (24.13%)	207,102,463.17 (20.49%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.395 CDR	8.991 CDR	7.428 CDR	11.723 CDR	9.233 CDR	7.618 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

WAL	17.62	18.72	19.52	10.81	11.23	11.51
Principal Writedown	3,820.89 (0.03%)	8,206.15 (0.05%)	15,205.72 (0.10%)	1,858.23 (0.01%)	9,771.46 (0.06%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	154,904,171.98 (15.32%)	164,303,846.76 (16.25%)	171,160,328.15 (16.93%)	100,085,747.07 (9.90%)	102,523,137.91 (10.14%)	104,217,767.62 (10.31%)
Total Collat Liquidation (Collat Maturity)	384,659,453.62 (38.05%)	326,315,911.73 (32.28%)	283,219,723.21 (28.02%)	248,741,935.27 (24.61%)	203,832,524.01 (20.17%)	172,663,645.87 (17.08%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.438 CDR	7.502 CDR	6.224 CDR	9.437 CDR	7.464 CDR	6.174 CDR
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M6

Balance	$15,162,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

Price	*M6*	*M6*	*M6*	*M6*
WAL	13.38	10.60	13.84	10.91
Principal Writedown	2,614.12 (0.02%)	10,802.85 (0.07%)	5,899.64 (0.04%)	5,527.50 (0.04%)
Total Collat Loss (Collat Maturity)	162,463,836.65 (16.07%)	138,290,880.95 (13.68%)	147,048,201.41 (14.55%)	123,752,115.05 (12.24%)
Total Collat Liquidation (Collat Maturity)	309,079,489.23 (30.58%)	263,197,856.13 (26.04%)	279,930,723.70 (27.69%)	235,648,730.18 (23.31%)
Prepay	75 PricingSpeed	100 PricingSpeed	75 PricingSpeed	100 PricingSpeed
Default	9.778 CDR	10.122 CDR	8.594 CDR	8.85 CDR
Loss Severity	52.20%	52.20%	52.20%	52.20%
Servicer Advances	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M9

Balance	$10,108,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

Price	*M9*	*M9*	*M9*	*M9*
WAL	15.21	12.08	15.70	12.43
Principal Writedown	12,171.93 (0.12%)	12,733.72 (0.13%)	12,769.96 (0.13%)	9,010.32 (0.09%)
Total Collat Loss (Collat Maturity)	126,175,909.87 (12.48%)	101,610,494.45 (10.05%)	110,673,966.29 (10.95%)	86,929,871.72 (8.60%)
Total Collat Liquidation (Collat Maturity)	240,001,878.00 (23.74%)	193,367,289.12 (19.13%)	210,657,991.80 (20.84%)	165,520,825.58 (16.38%)
Prepay	75 PricingSpeed	100 PricingSpeed	75 PricingSpeed	100 PricingSpeed
Default	7.126 CDR	7.038 CDR	6.079 CDR	5.889 CDR
Loss Severity	52.20%	52.20%	52.20%	52.20%
Servicer Advances	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Z_MERT0402_MKT2 - Stack Price/Yield

Settle	8/12/2004
First Payment	9/25/2004

Shock(bps)	100bp
LIBOR	Forward
Prepay	75 PricingSpeed
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)
M9	
	6.781 CDR
WAL	15.39
Principal Writedown	0.01%
Total Collat Group Loss (Collat Maturity)	11.49%
Total Collat Group Liquidation (Collat Maturity)	22.82%
M10	
	5.877 CDR
WAL	15.23
Principal Writedown	0.07%
Total Collat Group Loss (Collat Maturity)	10.19%
Total Collat Group Liquidation (Collat Maturity)	20.24%

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MERT0402_MKT - BE Analysis

DECLARATION

Settle	8/12/2004
First Payment	9/25/2004

	M1	*M1*	*M2*	*M2*
Principal Writedown	2,200.26 (0.01%)	8,368.39 (0.03%)	943.15 (0.00%)	4,220.15 (0.01%)
Total Collat Group Loss (Collat Maturity)	233,222,457.24 (23.07%)	219,384,346.46 (21.70%)	205,806,538.56 (20.36%)	191,671,995.19 (18.96%)
Total Collat Group Liquidation (Collat Maturity)	421,368,688.46 (41.69%)	396,535,364.72 (39.23%)	371,810,655.68 (36.78%)	346,432,760.53 (34.27%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	18.623 CDR	17.098 CDR	15.694 CDR	14.275 CDR
Loss Severity	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%
LIBOR	FWD	FWD + 150	FWD	FWD + 150
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

	M3	*M3*	*M4*	*M4*
Principal Writedown	7,150.37 (0.04%)	4,197.65 (0.02%)	11,672.95 (0.07%)	8,689.22 (0.05%)
Total Collat Group Loss (Collat Maturity)	187,229,657.29 (18.52%)	172,912,803.88 (17.11%)	170,565,315.77 (16.87%)	156,124,092.57 (15.45%)
Total Collat Group Liquidation (Collat Maturity)	338,233,968.41 (33.46%)	312,518,622.22 (30.92%)	308,116,567.09 (30.48%)	282,168,046.32 (27.92%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	13.857 CDR	12.504 CDR	12.3 CDR	11.005 CDR
Loss Severity	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%
LIBOR	FWD	FWD + 150	FWD	FWD + 150
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

	M5	*M5*	*M6*	*M6*	*M7*	*M7*	*M8*
Principal Writedown	1,108.23 (0.01%)	9,269.27 (0.05%)	5,075.17 (0.03%)	6,105.89 (0.04%)	159.09 (0.00%)	6,425.80 (0.04%)	1,668.41 (0.02%)
Total Collat Group Loss (Collat Maturity)	153,799,855.97 (15.22%)	139,195,972.56 (13.77%)	139,090,037.08 (13.76%)	124,370,718.39 (12.30%)	123,992,518.70 (12.27%)	109,228,347.02 (10.81%)	113,455,101.68 (11.22%)
Total Collat Group Liquidation (Collat Maturity)	277,818,807.46 (27.49%)	251,586,688.32 (24.89%)	251,237,912.84 (24.86%)	224,767,831.99 (22.24%)	223,958,422.73 (22.16%)	197,396,877.95 (19.53%)	204,919,725.71 (20.27%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	10.813 CDR	9.569 CDR	9.569 CDR	8.369 CDR	8.347 CDR	7.195 CDR	7.525 CDR
Loss Severity	55%	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD + 150	FWD	FWD + 150	FWD	FWD + 150	FWD
Liquidation Lag	12	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

M8

Principal Writedown	1,882.74 (0.02%)
Total Collat Group Loss (Collat Maturity)	98,649,981.42 (9.76%)
Total Collat Group Liquidation (Collat Maturity)	178,276,425.14 (17.64%)

Prepay	100 PricingSpeed
Default	6.404 CDR
Loss Severity	55%
Servicer Advances	100%
LIBOR	FWD + 150
Liquidation Lag	12
Delinq	100%
Optional Redemption	Call (N)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M6 AXA

Balance	$15,162,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	10.71	10.93
Principal Writedown	10,514.71 (0.07%)	3,199.76 (0.02%)
Total Collat Loss (Collat Maturity)	128,301,327.37 (12.69%)	117,584,235.10 (11.63%)
Total Collat Liquidation (Collat Maturity)	255,026,922.39 (25.23%)	233,781,948.59 (23.13%)
Prepay	100 PricingSpeed	100 PricingSpeed
Default	9.732 CDR	8.764 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
LIBOR	FWD + 100	FWD + 200
Liquidation Lag	12	12
Triggers	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - CF - 1 - #OC - 100bp 100 PricingSpeed

FWD + 100
100 PricingSpeed

Period	*Date*	*#OC*
0	12-Aug-04	0
1	25-Sep-04	10,108,000.00
2	25-Oct-04	10,108,000.00
3	25-Nov-04	10,108,000.00
4	25-Dec-04	10,108,000.00
5	25-Jan-05	10,108,000.00
6	25-Feb-05	10,108,000.00
7	25-Mar-05	10,108,000.00
8	25-Apr-05	10,108,000.00
9	25-May-05	10,108,000.00
10	25-Jun-05	10,108,000.00
11	25-Jul-05	10,108,000.00
12	25-Aug-05	10,108,000.00
13	25-Sep-05	10,108,000.00
14	25-Oct-05	10,108,000.00
15	25-Nov-05	10,108,000.00
16	25-Dec-05	10,108,000.00
17	25-Jan-06	10,108,000.00
18	25-Feb-06	10,108,000.00
19	25-Mar-06	10,108,000.00
20	25-Apr-06	10,108,000.00
21	25-May-06	10,108,000.00
22	25-Jun-06	10,108,000.00
23	25-Jul-06	10,108,000.00
24	25-Aug-06	10,108,000.00
25	25-Sep-06	10,108,000.00
26	25-Oct-06	10,108,000.00
27	25-Nov-06	10,108,000.00
28	25-Dec-06	10,108,000.00
29	25-Jan-07	10,108,000.00
30	25-Feb-07	10,108,000.00
31	25-Mar-07	10,108,000.00

Period	*Date*	*#OC*
32	25-Apr-07	10,108,000.00
33	25-May-07	10,108,000.00
34	25-Jun-07	10,108,000.00
35	25-Jul-07	10,108,000.00
36	25-Aug-07	10,108,000.00
37	25-Sep-07	7,782,686.84
38	25-Oct-07	7,512,834.04
39	25-Nov-07	7,252,405.37
40	25-Dec-07	7,001,080.07
41	25-Jan-08	6,758,595.53
42	25-Feb-08	6,524,582.83
43	25-Mar-08	6,298,795.05
44	25-Apr-08	6,080,879.76
45	25-May-08	5,870,562.00
46	25-Jun-08	5,667,581.64
47	25-Jul-08	5,471,735.71
48	25-Aug-08	5,282,718.67
49	25-Sep-08	5,100,330.40
50	25-Oct-08	5,054,000.00
51	25-Nov-08	5,054,000.00
52	25-Dec-08	5,054,000.00
53	25-Jan-09	5,054,000.00
54	25-Feb-09	5,054,000.00
55	25-Mar-09	5,054,000.00
56	25-Apr-09	5,054,000.00
57	25-May-09	5,054,000.00
58	25-Jun-09	5,054,000.00
59	25-Jul-09	5,054,000.00
60	25-Aug-09	5,054,000.00
61	25-Sep-09	5,054,000.00
62	25-Oct-09	5,054,000.00
63	25-Nov-09	5,054,000.00
64	25-Dec-09	5,054,000.00
65	25-Jan-10	5,054,000.00
66	25-Feb-10	5,054,000.00
67	25-Mar-10	5,054,000.00
68	25-Apr-10	5,054,000.00
69	25-May-10	5,054,000.00
70	25-Jun-10	5,054,000.00
71	25-Jul-10	5,054,000.00
72	25-Aug-10	5,054,000.00
73	25-Sep-10	5,054,000.00
74	25-Oct-10	5,054,000.00
75	25-Nov-10	5,054,000.00
76	25-Dec-10	5,054,000.00
77	25-Jan-11	5,054,000.00
78	25-Feb-11	5,054,000.00
79	25-Mar-11	5,054,000.00

Period	*Date*	*#OC*
80	25-Apr-11	5,054,000.00
81	25-May-11	5,054,000.00
82	25-Jun-11	5,054,000.00
83	25-Jul-11	5,054,000.00
84	25-Aug-11	5,054,000.00
85	25-Sep-11	5,054,000.00
86	25-Oct-11	5,054,000.00
87	25-Nov-11	5,054,000.00
88	25-Dec-11	5,054,000.00
89	25-Jan-12	5,054,000.00
90	25-Feb-12	5,054,000.00
91	25-Mar-12	5,054,000.00
92	25-Apr-12	5,054,000.00
93	25-May-12	5,054,000.00
94	25-Jun-12	5,054,000.00
95	25-Jul-12	5,054,000.00
96	25-Aug-12	5,054,000.00
97	25-Sep-12	5,054,000.00
98	25-Oct-12	5,054,000.00
99	25-Nov-12	5,054,000.00
100	25-Dec-12	5,054,000.00
101	25-Jan-13	5,054,000.00
102	25-Feb-13	5,054,000.00
103	25-Mar-13	5,054,000.00
104	25-Apr-13	5,054,000.00
105	25-May-13	5,054,000.00
106	25-Jun-13	5,054,000.00
107	25-Jul-13	5,054,000.00
108	25-Aug-13	5,054,000.00
109	25-Sep-13	5,054,000.00
110	25-Oct-13	5,054,000.00
111	25-Nov-13	5,054,000.00
112	25-Dec-13	5,054,000.00
113	25-Jan-14	5,054,000.00
114	25-Feb-14	5,054,000.00
115	25-Mar-14	5,054,000.00
116	25-Apr-14	5,054,000.00
117	25-May-14	5,054,000.00
118	25-Jun-14	5,054,000.00
119	25-Jul-14	5,054,000.00
120	25-Aug-14	5,054,000.00
121	25-Sep-14	5,054,000.00
122	25-Oct-14	5,054,000.00
123	25-Nov-14	5,054,000.00
124	25-Dec-14	5,054,000.00
125	25-Jan-15	5,054,000.00
126	25-Feb-15	5,054,000.00
127	25-Mar-15	5,054,000.00

Period	*Date*	*#OC*
128	25-Apr-15	5,054,000.00
129	25-May-15	5,054,000.00
130	25-Jun-15	5,054,000.00
131	25-Jul-15	5,054,000.00
132	25-Aug-15	5,054,000.00
133	25-Sep-15	5,054,000.00
134	25-Oct-15	5,054,000.00
135	25-Nov-15	5,054,000.00
136	25-Dec-15	5,054,000.00
137	25-Jan-16	5,054,000.00
138	25-Feb-16	5,054,000.00
139	25-Mar-16	5,054,000.00
140	25-Apr-16	5,054,000.00
141	25-May-16	5,054,000.00
142	25-Jun-16	5,054,000.00
143	25-Jul-16	5,054,000.00
144	25-Aug-16	5,054,000.00
145	25-Sep-16	5,054,000.00
146	25-Oct-16	5,054,000.00
147	25-Nov-16	5,054,000.00
148	25-Dec-16	5,054,000.00
149	25-Jan-17	5,054,000.00
150	25-Feb-17	5,054,000.00
151	25-Mar-17	5,054,000.00
152	25-Apr-17	5,054,000.00
153	25-May-17	5,054,000.00
154	25-Jun-17	5,054,000.00
155	25-Jul-17	5,054,000.00
156	25-Aug-17	5,054,000.00
157	25-Sep-17	5,054,000.00
158	25-Oct-17	5,024,495.66
159	25-Nov-17	4,877,947.31
160	25-Dec-17	4,736,545.83
161	25-Jan-18	4,600,115.15
162	25-Feb-18	4,468,475.47
163	25-Mar-18	4,341,459.44
164	25-Apr-18	4,218,903.41
165	25-May-18	4,100,650.62
166	25-Jun-18	3,986,549.81
167	25-Jul-18	3,876,450.54
168	25-Aug-18	3,770,216.83
169	25-Sep-18	3,667,708.25
170	25-Oct-18	3,568,798.65
171	25-Nov-18	3,473,361.55
172	25-Dec-18	3,381,274.95
173	25-Jan-19	3,292,409.44
174	25-Feb-19	3,206,663.88
175	25-Mar-19	3,123,919.47

Period	*Date*	*#OC*
176	25-Apr-19	3,044,080.28
177	25-May-19	2,967,044.23
178	25-Jun-19	2,651,112.58
179	25-Jul-19	2,561,047.14
180	25-Aug-19	2,171,857.56
181	25-Sep-19	2,095,135.59
182	25-Oct-19	2,021,108.77
183	25-Nov-19	1,949,682.36
184	25-Dec-19	1,880,765.56
185	25-Jan-20	1,814,275.21
186	25-Feb-20	1,750,120.32
187	25-Mar-20	1,688,223.33
188	25-Apr-20	1,628,500.13
189	25-May-20	1,570,874.36
190	25-Jun-20	1,515,272.93
191	25-Jul-20	1,461,628.30
192	25-Aug-20	1,409,867.44
193	25-Sep-20	1,359,926.62
194	25-Oct-20	1,311,739.40
195	25-Nov-20	1,265,244.20
196	25-Dec-20	1,220,381.90
197	25-Jan-21	1,177,096.68
198	25-Feb-21	1,135,331.32
199	25-Mar-21	1,095,033.33
200	25-Apr-21	1,056,150.30
201	25-May-21	1,018,632.58
202	25-Jun-21	982,432.27
203	25-Jul-21	947,503.11
204	25-Aug-21	913,800.51
205	25-Sep-21	881,281.08
206	25-Oct-21	849,903.66
207	25-Nov-21	819,628.19
208	25-Dec-21	790,415.86
209	25-Jan-22	762,228.24
210	25-Feb-22	735,030.72
211	25-Mar-22	708,787.35
212	25-Apr-22	683,465.92
213	25-May-22	659,034.11
214	25-Jun-22	635,460.45
215	25-Jul-22	612,712.95
216	25-Aug-22	590,764.87
217	25-Sep-22	569,586.35
218	25-Oct-22	549,152.32
219	25-Nov-22	529,436.68
220	25-Dec-22	510,413.88
221	25-Jan-23	492,057.14
222	25-Feb-23	474,346.02
223	25-Mar-23	457,255.64

Period	*Date*	*#OC*
224	25-Apr-23	440,766.61
225	25-May-23	424,857.85
226	25-Jun-23	409,508.61
227	25-Jul-23	394,696.44
228	25-Aug-23	380,405.81
229	25-Sep-23	366,615.96
230	25-Oct-23	353,311.98
231	25-Nov-23	340,476.83
232	25-Dec-23	328,093.62
233	25-Jan-24	316,143.52
234	25-Feb-24	304,614.86
235	25-Mar-24	293,490.26
236	25-Apr-24	282,758.32
237	25-May-24	272,405.27
238	25-Jun-24	262,417.42
239	25-Jul-24	252,863.15
240	25-Aug-24	243,646.69
241	25-Sep-24	234,806.46
242	25-Oct-24	226,279.13
243	25-Nov-24	218,053.70
244	25-Dec-24	210,119.41
245	25-Jan-25	202,465.47
246	25-Feb-25	195,082.69
247	25-Mar-25	187,961.14
248	25-Apr-25	181,092.02
249	25-May-25	174,466.44
250	25-Jun-25	168,075.76
251	25-Jul-25	161,911.33
252	25-Aug-25	155,965.63
253	25-Sep-25	150,230.64
254	25-Oct-25	144,699.29
255	25-Nov-25	139,364.38
256	25-Dec-25	134,218.97
257	25-Jan-26	129,256.05
258	25-Feb-26	124,469.57
259	25-Mar-26	119,853.07
260	25-Apr-26	115,400.82
261	25-May-26	111,107.05
262	25-Jun-26	106,966.12
263	25-Jul-26	102,972.39
264	25-Aug-26	99,120.98
265	25-Sep-26	95,406.68
266	25-Oct-26	91,824.86
267	25-Nov-26	88,370.87
268	25-Dec-26	85,040.17
269	25-Jan-27	81,828.21
270	25-Feb-27	78,731.04
271	25-Mar-27	75,744.45

Period	*Date*	*#OC*
272	25-Apr-27	72,864.73
273	25-May-27	70,088.11
274	25-Jun-27	67,410.92
275	25-Jul-27	64,829.48
276	25-Aug-27	62,340.63
277	25-Sep-27	59,940.97
278	25-Oct-27	57,627.48
279	25-Nov-27	55,397.14
280	25-Dec-27	53,246.98
281	25-Jan-28	51,174.06
282	25-Feb-28	49,175.79
283	25-Mar-28	47,249.44
284	25-Apr-28	45,392.58
285	25-May-28	43,602.75
286	25-Jun-28	41,877.58
287	25-Jul-28	40,214.68
288	25-Aug-28	38,611.98
289	25-Sep-28	37,067.25
290	25-Oct-28	35,578.55
291	25-Nov-28	34,143.89
292	25-Dec-28	32,761.36
293	25-Jan-29	31,429.02
294	25-Feb-29	30,145.20
295	25-Mar-29	28,908.12
296	25-Apr-29	27,716.19
297	25-May-29	26,567.82
298	25-Jun-29	25,461.45
299	25-Jul-29	24,395.55
300	25-Aug-29	23,368.74
301	25-Sep-29	22,379.59
302	25-Oct-29	21,426.82
303	25-Nov-29	20,509.15
304	25-Dec-29	19,625.31
305	25-Jan-30	18,774.07
306	25-Feb-30	17,954.32
307	25-Mar-30	17,164.92
308	25-Apr-30	16,404.81
309	25-May-30	15,672.97
310	25-Jun-30	14,968.37
311	25-Jul-30	14,290.03
312	25-Aug-30	13,637.04

Period	Date	#OC
313	25-Sep-30	13,008.48
314	25-Oct-30	12,403.50
315	25-Nov-30	11,821.27
316	25-Dec-30	11,260.98
317	25-Jan-31	10,721.81
318	25-Feb-31	10,203.05
319	25-Mar-31	9,703.95
320	25-Apr-31	9,223.82
321	25-May-31	8,761.98
322	25-Jun-31	8,317.79
323	25-Jul-31	7,890.60
324	25-Aug-31	7,479.81
325	25-Sep-31	7,084.83
326	25-Oct-31	6,705.10
327	25-Nov-31	6,340.07
328	25-Dec-31	5,989.23
329	25-Jan-32	5,652.04
330	25-Feb-32	5,328.04
331	25-Mar-32	5,016.73
332	25-Apr-32	4,717.68
333	25-May-32	4,430.43
334	25-Jun-32	4,154.57
335	25-Jul-32	3,889.68
336	25-Aug-32	3,635.36
337	25-Sep-32	3,391.24
338	25-Oct-32	3,156.94
339	25-Nov-32	2,932.12
340	25-Dec-32	2,716.42
341	25-Jan-33	2,509.52
342	25-Feb-33	2,311.10
343	25-Mar-33	2,120.85
344	25-Apr-33	1,938.47
345	25-May-33	1,763.68
346	25-Jun-33	1,596.20
347	25-Jul-33	1,435.76
348	25-Aug-33	1,282.11
349	25-Sep-33	1,135.00
350	25-Oct-33	994.18356
351	25-Nov-33	859.43494
352	25-Dec-33	730.53037
353	25-Jan-34	607.2543
354	25-Feb-34	489.39974
355	25-Mar-34	376.76611
356	25-Apr-34	269.16067
357	25-May-34	167.49337
358	25-Jun-34	74.67872
359	25-Jul-34	36.27044
360	25-Aug-34	0

RBS Greenwich Capital

MERT0402_MKT - CF - 1 - #XSSPREAD% - 100bp 100 PricingSpeed

FWD + 100
100 PricingSpeed

Period	*Date*	*#XSSPREAD%*
0	12-Aug-04	0
1	25-Sep-04	1.37919
2	25-Oct-04	3.5242
3	25-Nov-04	3.19124
4	25-Dec-04	3.18216
5	25-Jan-05	2.91434
6	25-Feb-05	2.74268
7	25-Mar-05	2.96137
8	25-Apr-05	2.43305
9	25-May-05	2.42102
10	25-Jun-05	2.14716
11	25-Jul-05	2.15311
12	25-Aug-05	1.87935
13	25-Sep-05	1.75672
14	25-Oct-05	1.80125
15	25-Nov-05	1.54785
16	25-Dec-05	1.60495
17	25-Jan-06	1.34621
18	25-Feb-06	1.25093
19	25-Mar-06	1.65444
20	25-Apr-06	1.08211
21	25-May-06	1.15936
22	25-Jun-06	1.07498
23	25-Jul-06	2.45758
24	25-Aug-06	2.47377
25	25-Sep-06	3.22613
26	25-Oct-06	3.31117
27	25-Nov-06	3.01324
28	25-Dec-06	3.20037
29	25-Jan-07	3.47864
30	25-Feb-07	3.38922
31	25-Mar-07	4.39353

Period	Date	#XSSPREAD%
32	25-Apr-07	3.69349
33	25-May-07	3.84106
34	25-Jun-07	3.63144
35	25-Jul-07	4.10753
36	25-Aug-07	3.8775
37	25-Sep-07	4.10089
38	25-Oct-07	4.32571
39	25-Nov-07	4.11017
40	25-Dec-07	4.33287
41	25-Jan-08	4.19566
42	25-Feb-08	4.18501
43	25-Mar-08	4.69855
44	25-Apr-08	4.22233
45	25-May-08	4.41025
46	25-Jun-08	4.16242
47	25-Jul-08	4.46931
48	25-Aug-08	4.21216
49	25-Sep-08	4.26796
50	25-Oct-08	4.45834
51	25-Nov-08	4.1987
52	25-Dec-08	4.41694
53	25-Jan-09	4.23582
54	25-Feb-09	4.22323
55	25-Mar-09	4.94614
56	25-Apr-09	4.24353
57	25-May-09	4.47714
58	25-Jun-09	4.25251
59	25-Jul-09	4.53501
60	25-Aug-09	4.32214
61	25-Sep-09	4.36369
62	25-Oct-09	4.56954
63	25-Nov-09	4.31399
64	25-Dec-09	4.53341
65	25-Jan-10	4.3649
66	25-Feb-10	4.34699
67	25-Mar-10	5.10013
68	25-Apr-10	4.37795
69	25-May-10	4.60024
70	25-Jun-10	4.35946
71	25-Jul-10	4.65569
72	25-Aug-10	4.41159
73	25-Sep-10	4.45292
74	25-Oct-10	4.68526
75	25-Nov-10	4.4466
76	25-Dec-10	4.68878
77	25-Jan-11	4.04292
78	25-Feb-11	4.0517
79	25-Mar-11	4.80777

Period	Date	#XSSPREAD%
80	25-Apr-11	4.09452
81	25-May-11	4.34209
82	25-Jun-11	4.12918
83	25-Jul-11	4.39379
84	25-Aug-11	4.18579
85	25-Sep-11	4.21582
86	25-Oct-11	4.46236
87	25-Nov-11	4.24248
88	25-Dec-11	4.49415
89	25-Jan-12	4.30442
90	25-Feb-12	4.32221
91	25-Mar-12	4.83705
92	25-Apr-12	4.38204
93	25-May-12	4.63833
94	25-Jun-12	4.42741
95	25-Jul-12	4.71758
96	25-Aug-12	4.5049
97	25-Sep-12	4.55176
98	25-Oct-12	4.80753
99	25-Nov-12	4.5921
100	25-Dec-12	4.85324
101	25-Jan-13	4.67677
102	25-Feb-13	4.70173
103	25-Mar-13	5.44777
104	25-Apr-13	4.7795
105	25-May-13	5.03592
106	25-Jun-13	4.84036
107	25-Jul-13	5.13485
108	25-Aug-13	4.93997
109	25-Sep-13	5.00193
110	25-Oct-13	5.2573
111	25-Nov-13	5.06622
112	25-Dec-13	5.32766
113	25-Jan-14	5.1872
114	25-Feb-14	5.22461
115	25-Mar-14	5.94737
116	25-Apr-14	5.33672
117	25-May-14	5.59104
118	25-Jun-14	5.42548
119	25-Jul-14	5.72082
120	25-Aug-14	5.55575
121	25-Sep-14	5.63234
122	25-Oct-14	5.9015
123	25-Nov-14	5.76351
124	25-Dec-14	6.03115
125	25-Jan-15	5.90683
126	25-Feb-15	5.97715
127	25-Mar-15	6.63035

Period	Date	#XSSPREAD%
128	25-Apr-15	6.1289
129	25-May-15	6.39334
130	25-Jun-15	6.28685
131	25-Jul-15	6.555
132	25-Aug-15	6.46063
133	25-Sep-15	6.55189
134	25-Oct-15	6.8159
135	25-Nov-15	6.7376
136	25-Dec-15	6.99897
137	25-Jan-16	6.93582
138	25-Feb-16	7.03902
139	25-Mar-16	7.45685
140	25-Apr-16	7.2591
141	25-May-16	7.52035
142	25-Jun-16	7.49362
143	25-Jul-16	7.76413
144	25-Aug-16	7.75386
145	25-Sep-16	7.89573
146	25-Oct-16	8.15135
147	25-Nov-16	8.16269
148	25-Dec-16	8.42366
149	25-Jan-17	8.48301
150	25-Feb-17	8.63738
151	25-Mar-17	9.11612
152	25-Apr-17	8.98452
153	25-May-17	9.24607
154	25-Jun-17	9.34116
155	25-Jul-17	9.62199
156	25-Aug-17	9.74124
157	25-Sep-17	9.95403
158	25-Oct-17	10.21902
159	25-Nov-17	10.3412
160	25-Dec-17	10.40713
161	25-Jan-18	10.38269
162	25-Feb-18	10.40206
163	25-Mar-18	10.56091
164	25-Apr-18	10.44703
165	25-May-18	10.51446
166	25-Jun-18	10.49628
167	25-Jul-18	10.5583
168	25-Aug-18	10.54651
169	25-Sep-18	10.56955
170	25-Oct-18	10.63951
171	25-Nov-18	10.63721
172	25-Dec-18	10.70587
173	25-Jan-19	10.69093
174	25-Feb-19	10.73174
175	25-Mar-19	10.84375

Period	*Date*	*#XSSPREAD%*
176	25-Apr-19	10.80101
177	25-May-19	10.87397
178	25-Jun-19	10.89458
179	25-Jul-19	11.84038
180	25-Aug-19	11.83099
181	25-Sep-19	12.02567
182	25-Oct-19	12.01747
183	25-Nov-19	12.00919
184	25-Dec-19	12.00265
185	25-Jan-20	12.01169
186	25-Feb-20	12.0035
187	25-Mar-20	12.01033
188	25-Apr-20	12.00162
189	25-May-20	11.99286
190	25-Jun-20	11.98619
191	25-Jul-20	11.9928
192	25-Aug-20	11.9838
193	25-Sep-20	11.98455
194	25-Oct-20	11.97533
195	25-Nov-20	11.96605
196	25-Dec-20	11.95794
197	25-Jan-21	11.95661
198	25-Feb-21	11.94709
199	25-Mar-21	11.9417
200	25-Apr-21	11.93199
201	25-May-21	11.92221
202	25-Jun-21	11.91252
203	25-Jul-21	11.90258
204	25-Aug-21	11.89255
205	25-Sep-21	11.88053
206	25-Oct-21	11.87035
207	25-Nov-21	11.86008
208	25-Dec-21	11.84886
209	25-Jan-22	11.83011
210	25-Feb-22	11.8196
211	25-Mar-22	11.80048
212	25-Apr-22	11.78985
213	25-May-22	11.77913
214	25-Jun-22	11.7663
215	25-Jul-22	11.73859
216	25-Aug-22	11.72752
217	25-Sep-22	11.70108
218	25-Oct-22	11.69003
219	25-Nov-22	11.67887
220	25-Dec-22	11.66434
221	25-Jan-23	11.62664
222	25-Feb-23	11.61473
223	25-Mar-23	11.58033

Period	Date	#XSSPREAD%
224	25-Apr-23	11.56888
225	25-May-23	11.55732
226	25-Jun-23	11.54111
227	25-Jul-23	11.49312
228	25-Aug-23	11.48063
229	25-Sep-23	11.438
230	25-Oct-23	11.42619
231	25-Nov-23	11.41426
232	25-Dec-23	11.39632
233	25-Jan-24	11.33778
234	25-Feb-24	11.32475
235	25-Mar-24	11.27392
236	25-Apr-24	11.26177
237	25-May-24	11.24946
238	25-Jun-24	11.2307
239	25-Jul-24	11.17292
240	25-Aug-24	11.15982
241	25-Sep-24	11.1211
242	25-Oct-24	11.10881
243	25-Nov-24	11.09639
244	25-Dec-24	11.08182
245	25-Jan-25	11.05627
246	25-Feb-25	11.0435
247	25-Mar-25	11.02287
248	25-Apr-25	11.01022
249	25-May-25	10.99747
250	25-Jun-25	10.98323
251	25-Jul-25	10.95984
252	25-Aug-25	10.94674
253	25-Sep-25	10.92532
254	25-Oct-25	10.91232
255	25-Nov-25	10.89922
256	25-Dec-25	10.88466
257	25-Jan-26	10.8608
258	25-Feb-26	10.84735
259	25-Mar-26	10.82578
260	25-Apr-26	10.81245
261	25-May-26	10.79903
262	25-Jun-26	10.78419
263	25-Jul-26	10.75988
264	25-Aug-26	10.74613
265	25-Sep-26	10.72415
266	25-Oct-26	10.71053
267	25-Nov-26	10.69681
268	25-Dec-26	10.68171
269	25-Jan-27	10.65772
270	25-Feb-27	10.6437
271	25-Mar-27	10.62191

Period	*Date*	*#XSSPREAD%*
272	25-Apr-27	10.60801
273	25-May-27	10.59402
274	25-Jun-27	10.57865
275	25-Jul-27	10.55432
276	25-Aug-27	10.54004
277	25-Sep-27	10.51819
278	25-Oct-27	10.50405
279	25-Nov-27	10.48983
280	25-Dec-27	10.4743
281	25-Jan-28	10.45035
282	25-Feb-28	10.43587
283	25-Mar-28	10.41399
284	25-Apr-28	10.39964
285	25-May-28	10.38522
286	25-Jun-28	10.36953
287	25-Jul-28	10.34565
288	25-Aug-28	10.33099
289	25-Sep-28	10.30914
290	25-Oct-28	10.29461
291	25-Nov-28	10.28002
292	25-Dec-28	10.26425
293	25-Jan-29	10.2408
294	25-Feb-29	10.226
295	25-Mar-29	10.20444
296	25-Apr-29	10.18978
297	25-May-29	10.17506
298	25-Jun-29	10.15924
299	25-Jul-29	10.13624
300	25-Aug-29	10.12133
301	25-Sep-29	10.1001
302	25-Oct-29	10.08533
303	25-Nov-29	10.07052
304	25-Dec-29	10.05464
305	25-Jan-30	10.03212
306	25-Feb-30	10.01715
307	25-Mar-30	9.99649
308	25-Apr-30	9.98166
309	25-May-30	9.96678
310	25-Jun-30	9.95097
311	25-Jul-30	9.92894
312	25-Aug-30	9.91394

Period	Date	#XSSPREAD%
313	25-Sep-30	9.89341
314	25-Oct-30	9.87856
315	25-Nov-30	9.86367
316	25-Dec-30	9.84794
317	25-Jan-31	9.82671
318	25-Feb-31	9.81172
319	25-Mar-31	9.79203
320	25-Apr-31	9.77717
321	25-May-31	9.7623
322	25-Jun-31	9.74666
323	25-Jul-31	9.72622
324	25-Aug-31	9.71128
325	25-Sep-31	9.69198
326	25-Oct-31	9.67717
327	25-Nov-31	9.66235
328	25-Dec-31	9.64687
329	25-Jan-32	9.62697
330	25-Feb-32	9.61211
331	25-Mar-32	9.59343
332	25-Apr-32	9.5787
333	25-May-32	9.56397
334	25-Jun-32	9.54868
335	25-Jul-32	9.52983
336	25-Aug-32	9.51508
337	25-Sep-32	9.49702
338	25-Oct-32	9.4824
339	25-Nov-32	9.46779
340	25-Dec-32	9.45275
341	25-Jan-33	9.43469
342	25-Feb-33	9.42009
343	25-Mar-33	9.40283
344	25-Apr-33	9.38836
345	25-May-33	9.3739
346	25-Jun-33	9.3591
347	25-Jul-33	9.34184
348	25-Aug-33	9.32744
349	25-Sep-33	9.31095
350	25-Oct-33	9.29664
351	25-Nov-33	9.28236
352	25-Dec-33	9.26786
353	25-Jan-34	9.25185
354	25-Feb-34	9.23767
355	25-Mar-34	9.22163
356	25-Apr-34	9.20748
357	25-May-34	9.19331
358	25-Jun-34	9.16061
359	25-Jul-34	9.19645
360	25-Aug-34	9.17003

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Z_MERT0402_MKT2 - CF - 1 - 2A1 - LIBOR_1MO=4, LIBOR_6MO=4 5 CPR Call (Y)

LIBOR_1MO=4, LIBOR_6MO=4
5 CPR
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		28,300,000.00	1,886,934.17	30,186,934.17		1,886,934.17	0		0		
0	12-Aug-04	0	0	0	28,300,000.00	0	0	0	0	0.000000	0.000000
1	25-Sep-04	487,921.44	54,408.32	542,329.76	27,812,078.56	54,408.32	0	0	0	1.573000	1.573000
2	25-Oct-04	789,735.84	95,951.67	885,687.51	27,022,342.72	95,951.67	0	0	0	4.140000	4.140000
3	25-Nov-04	786,574.20	96,334.65	882,908.85	26,235,768.52	96,334.65	0	0	0	4.140000	4.140000
4	25-Dec-04	783,426.85	90,513.40	873,940.25	25,452,341.67	90,513.40	0	0	0	4.140000	4.140000
5	25-Jan-05	780,293.72	90,737.60	871,031.32	24,672,047.95	90,737.60	0	0	0	4.140000	4.140000
6	25-Feb-05	777,174.77	87,955.85	865,130.62	23,894,873.17	87,955.85	0	0	0	4.140000	4.140000
7	25-Mar-05	774,069.94	76,941.49	851,011.43	23,120,803.24	76,941.49	0	0	0	4.140000	4.140000
8	25-Apr-05	770,979.16	82,425.66	853,404.82	22,349,824.08	82,425.66	0	0	0	4.140000	4.140000
9	25-May-05	767,902.38	77,106.89	845,009.27	21,581,921.70	77,106.89	0	0	0	4.140000	4.140000
10	25-Jun-05	764,839.54	76,939.55	841,779.09	20,817,082.16	76,939.55	0	0	0	4.140000	4.140000
11	25-Jul-05	761,790.60	71,818.93	833,609.53	20,055,291.56	71,818.93	0	0	0	4.140000	4.140000
12	25-Aug-05	758,755.49	71,497.11	830,252.60	19,296,536.07	71,497.11	0	0	0	4.140000	4.140000
13	25-Sep-05	755,734.15	68,792.15	824,526.30	18,540,801.92	68,792.15	0	0	0	4.140000	4.140000
14	25-Oct-05	752,726.54	63,965.77	816,692.30	17,788,075.38	63,965.77	0	0	0	4.140000	4.140000
15	25-Nov-05	749,732.59	63,414.49	813,147.08	17,038,342.79	63,414.49	0	0	0	4.140000	4.140000
16	25-Dec-05	746,752.26	58,782.28	805,534.54	16,291,590.54	58,782.28	0	0	0	4.140000	4.140000
17	25-Jan-06	743,785.48	58,079.52	801,865.00	15,547,805.06	58,079.52	0	0	0	4.140000	4.140000
18	25-Feb-06	740,832.21	55,427.93	796,260.13	14,806,972.85	55,427.93	0	0	0	4.140000	4.140000
19	25-Mar-06	737,892.38	47,678.45	785,570.83	14,069,080.47	47,678.45	0	0	0	4.140000	4.140000
20	25-Apr-06	734,965.95	50,156.27	785,122.22	13,334,114.52	50,156.27	0	0	0	4.140000	4.140000
21	25-May-06	732,052.86	46,002.70	778,055.56	12,602,061.65	46,002.70	0	0	0	4.140000	4.140000
22	25-Jun-06	747,058.87	44,926.35	791,985.22	11,855,002.79	44,926.35	0	0	0	4.140000	4.140000
23	25-Jul-06	742,308.17	40,899.76	783,207.93	11,112,694.61	40,899.76	0	0	0	4.140000	4.140000
24	25-Aug-06	739,427.23	39,616.76	779,043.98	10,373,267.39	39,616.76	0	0	0	4.140000	4.140000
25	25-Sep-06	746,481.72	36,980.70	783,462.41	9,626,785.67	36,980.70	0	0	0	4.140000	4.140000
26	25-Oct-06	743,622.77	33,212.41	776,835.19	8,883,162.90	33,212.41	0	0	0	4.140000	4.140000
27	25-Nov-06	740,777.42	31,668.48	772,445.90	8,142,385.48	31,668.48	0	0	0	4.140000	4.140000
28	25-Dec-06	732,097.24	28,091.23	760,188.47	7,410,288.24	28,091.23	0	0	0	4.140000	4.140000
29	25-Jan-07	729,313.43	26,417.68	755,731.11	6,680,974.81	26,417.68	0	0	0	4.140000	4.140000
30	25-Feb-07	726,543.01	23,817.68	750,360.68	5,954,431.81	23,817.68	0	0	0	4.140000	4.140000
31	25-Mar-07	720,172.47	19,173.27	739,345.74	5,234,259.33	19,173.27	0	0	0	4.140000	4.140000
32	25-Apr-07	717,450.01	18,660.13	736,110.14	4,516,809.32	18,660.13	0	0	0	4.140000	4.140000
33	25-May-07	714,992.95	15,582.99	730,575.95	3,801,816.37	15,582.99	0	0	0	4.140000	4.140000
34	25-Jun-07	712,244.50	13,553.48	725,797.98	3,089,571.87	13,553.48	0	0	0	4.140000	4.140000
35	25-Jul-07	709,562.92	10,659.02	720,221.95	2,380,008.95	10,659.02	0	0	0	4.140000	4.140000
36	25-Aug-07	706,894.42	8,484.73	715,379.15	1,673,114.53	8,484.73	0	0	0	4.140000	4.140000
37	25-Sep-07	704,362.12	5,964.65	710,326.77	968,752.41	5,964.65	0	0	0	4.140000	4.140000
38	25-Oct-07	701,720.47	3,342.20	705,062.67	267,031.94	3,342.20	0	0	0	4.140000	4.140000
39	25-Nov-07	267,031.94	951.97	267,983.91	0	951.97	0	0	0	4.140000	4.140000

RBS Greenwich Capital

Z_MERT0402_MKT2 - CF - 2 - 2A1 - LIBOR_1MO=5, LIBOR_6MO=5 5 CPR Call (Y)

LIBOR_1MO=5, LIBOR_6MO=5
5 CPR
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		28,300,000.00	2,331,383.13	30,631,383.13		2,331,383.13	0		0		
0	12-Aug-04	0	0	0	28,300,000.00	0	0	0	0	0.000000	0.000000
1	25-Sep-04	487,921.44	54,408.32	542,329.76	27,812,078.56	54,408.32	0	0	0	1.573000	1.573000
2	25-Oct-04	789,735.84	119,128.40	908,864.24	27,022,342.72	119,128.40	0	0	0	5.140000	5.140000
3	25-Nov-04	786,574.20	119,603.89	906,178.09	26,235,768.52	119,603.89	0	0	0	5.140000	5.140000
4	25-Dec-04	783,426.85	112,376.54	895,803.39	25,452,341.67	112,376.54	0	0	0	5.140000	5.140000
5	25-Jan-05	780,293.72	112,654.89	892,948.62	24,672,047.95	112,654.89	0	0	0	5.140000	5.140000
6	25-Feb-05	777,174.77	109,201.23	886,376.00	23,894,873.17	109,201.23	0	0	0	5.140000	5.140000
7	25-Mar-05	774,069.94	95,526.39	869,596.33	23,120,803.24	95,526.39	0	0	0	5.140000	5.140000
8	25-Apr-05	770,979.16	102,335.24	873,314.40	22,349,824.08	102,335.24	0	0	0	5.140000	5.140000
9	25-May-05	767,902.38	95,731.75	863,634.12	21,581,921.70	95,731.75	0	0	0	5.140000	5.140000
10	25-Jun-05	764,839.54	95,523.98	860,363.53	20,817,082.16	95,523.98	0	0	0	5.140000	5.140000
11	25-Jul-05	761,790.60	89,166.50	850,957.10	20,055,291.56	89,166.50	0	0	0	5.140000	5.140000
12	25-Aug-05	758,755.49	88,766.95	847,522.44	19,296,536.07	88,766.95	0	0	0	5.140000	5.140000
13	25-Sep-05	755,734.15	85,408.61	841,142.76	18,540,801.92	85,408.61	0	0	0	5.140000	5.140000
14	25-Oct-05	752,726.54	79,416.43	832,142.97	17,788,075.38	79,416.43	0	0	0	5.140000	5.140000
15	25-Nov-05	749,732.59	78,732.00	828,464.59	17,038,342.79	78,732.00	0	0	0	5.140000	5.140000
16	25-Dec-05	746,752.28	72,980.90	819,733.18	16,291,590.54	72,980.90	0	0	0	5.140000	5.140000
17	25-Jan-06	743,785.48	72,108.39	815,893.87	15,547,805.06	72,108.39	0	0	0	5.140000	5.140000
18	25-Feb-06	740,832.21	68,816.31	809,648.52	14,806,972.85	68,816.31	0	0	0	5.140000	5.140000
19	25-Mar-06	737,892.38	59,194.99	797,087.37	14,069,080.47	59,194.99	0	0	0	5.140000	5.140000
20	25-Apr-06	734,965.95	62,271.31	797,237.26	13,334,114.52	62,271.31	0	0	0	5.140000	5.140000
21	25-May-06	732,052.86	57,114.46	789,167.32	12,602,061.65	57,114.46	0	0	0	5.140000	5.140000
22	25-Jun-06	746,611.53	55,778.13	802,389.65	11,855,450.13	55,778.13	0	0	0	5.140000	5.140000
23	25-Jul-06	741,553.89	50,780.84	792,334.73	11,113,896.24	50,780.84	0	0	0	5.140000	5.140000
24	25-Aug-06	738,674.94	49,191.34	787,866.28	10,375,221.30	49,191.34	0	0	0	5.140000	5.140000
25	25-Sep-06	745,264.16	45,921.88	791,186.05	9,629,957.14	45,921.88	0	0	0	5.140000	5.140000
26	25-Oct-06	742,408.46	41,248.32	783,656.78	8,887,548.68	41,248.32	0	0	0	5.140000	5.140000
27	25-Nov-06	739,566.35	39,337.28	778,903.62	8,147,982.33	39,337.28	0	0	0	5.140000	5.140000
28	25-Dec-06	728,720.78	34,900.52	763,621.31	7,419,261.55	34,900.52	0	0	0	5.140000	5.140000
29	25-Jan-07	725,716.21	32,838.48	758,554.69	6,693,545.34	32,838.48	0	0	0	5.140000	5.140000
30	25-Feb-07	722,956.42	29,626.38	752,582.80	5,970,588.92	29,626.38	0	0	0	5.140000	5.140000
31	25-Mar-07	715,114.54	23,869.09	738,983.63	5,255,474.38	23,869.09	0	0	0	5.140000	5.140000
32	25-Apr-07	712,407.28	23,261.31	735,668.59	4,543,067.10	23,261.31	0	0	0	5.140000	5.140000
33	25-May-07	709,965.44	19,459.47	729,424.91	3,833,101.66	19,459.47	0	0	0	5.140000	5.140000
34	25-Jun-07	704,220.52	16,965.73	721,186.26	3,128,881.13	16,965.73	0	0	0	5.140000	5.140000
35	25-Jul-07	701,568.73	13,402.04	714,970.77	2,427,312.41	13,402.04	0	0	0	5.140000	5.140000
36	25-Aug-07	698,930.01	10,743.55	709,673.57	1,728,382.40	10,743.55	0	0	0	5.140000	5.140000
37	25-Sep-07	694,566.73	7,650.01	702,216.74	1,033,815.67	7,650.01	0	0	0	5.140000	5.140000
38	25-Oct-07	691,963.89	4,428.18	696,392.06	341,851.78	4,428.18	0	0	0	5.140000	5.140000
39	25-Nov-07	341,851.78	1,513.07	343,364.86	0	1,513.07	0	0	0	5.140000	5.140000

RBS Greenwich Capital

Z_MERT0402_MKT2 - CF - 3 - 2A1 - LIBOR_1MO=6, LIBOR_6MO=6 5 CPR Call (Y)

LIBOR_1MO=6, LIBOR_6MO=6
5 CPR
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		28,300,000.00	2,775,339.81	31,075,339.81		2,775,339.81	0		0		
0	12-Aug-04	0	0	0	28,300,000.00	0	0	0	0	0.000000	0.000000
1	25-Sep-04	487,921.44	54,408.32	542,329.76	27,812,078.56	54,408.32	0	0	0	1.573000	1.573000
2	25-Oct-04	789,735.84	142,305.14	932,040.97	27,022,342.72	142,305.14	0	0	0	6.140000	6.140000
3	25-Nov-04	786,574.20	142,873.13	929,447.33	26,235,768.52	142,873.13	0	0	0	6.140000	6.140000
4	25-Dec-04	783,426.85	134,239.68	917,666.53	25,452,341.67	134,239.68	0	0	0	6.140000	6.140000
5	25-Jan-05	780,293.72	134,572.19	914,865.91	24,672,047.95	134,572.19	0	0	0	6.140000	6.140000
6	25-Feb-05	777,174.77	130,446.60	907,621.37	23,894,873.17	130,446.60	0	0	0	6.140000	6.140000
7	25-Mar-05	774,069.94	114,111.29	888,181.23	23,120,803.24	114,111.29	0	0	0	6.140000	6.140000
8	25-Apr-05	770,979.16	122,244.82	893,223.98	22,349,824.08	122,244.82	0	0	0	6.140000	6.140000
9	25-May-05	767,902.38	114,356.60	882,258.98	21,581,921.70	114,356.60	0	0	0	6.140000	6.140000
10	25-Jun-05	764,839.54	114,108.42	878,947.96	20,817,082.16	114,108.42	0	0	0	6.140000	6.140000
11	25-Jul-05	761,790.60	106,514.07	868,304.67	20,055,291.56	106,514.07	0	0	0	6.140000	6.140000
12	25-Aug-05	758,755.49	106,036.78	864,792.27	19,296,536.07	106,036.78	0	0	0	6.140000	6.140000
13	25-Sep-05	755,734.15	102,025.07	857,759.23	18,540,801.92	102,025.07	0	0	0	6.140000	6.140000
14	25-Oct-05	752,726.54	94,867.10	847,593.64	17,788,075.38	94,867.10	0	0	0	6.140000	6.140000
15	25-Nov-05	749,732.59	94,049.51	843,782.10	17,038,342.79	94,049.51	0	0	0	6.140000	6.140000
16	25-Dec-05	746,752.26	87,179.52	833,931.78	16,291,590.54	87,179.52	0	0	0	6.140000	6.140000
17	25-Jan-06	743,785.48	86,137.26	829,922.74	15,547,805.06	86,137.26	0	0	0	6.140000	6.140000
18	25-Feb-06	740,832.21	82,204.70	823,036.91	14,806,972.85	82,204.70	0	0	0	6.140000	6.140000
19	25-Mar-06	737,892.38	70,711.52	808,603.90	14,069,080.47	70,711.52	0	0	0	6.140000	6.140000
20	25-Apr-06	734,965.95	74,386.35	809,352.31	13,334,114.52	74,386.35	0	0	0	6.140000	6.140000
21	25-May-06	732,052.86	68,226.22	800,279.08	12,602,061.65	68,226.22	0	0	0	6.140000	6.140000
22	25-Jun-06	746,611.53	66,629.90	813,241.43	11,855,450.13	66,629.90	0	0	0	6.140000	6.140000
23	25-Jul-06	741,553.89	60,660.39	802,214.27	11,113,896.24	60,660.39	0	0	0	6.140000	6.140000
24	25-Aug-06	738,674.94	58,761.64	797,436.58	10,375,221.30	58,761.64	0	0	0	6.140000	6.140000
25	25-Sep-06	745,264.16	54,856.10	800,120.26	9,629,957.14	54,856.10	0	0	0	6.140000	6.140000
26	25-Oct-06	742,408.46	49,273.28	791,681.74	8,887,548.68	49,273.28	0	0	0	6.140000	6.140000
27	25-Nov-06	739,566.35	46,990.44	786,556.79	8,147,982.33	46,990.44	0	0	0	6.140000	6.140000
28	25-Dec-06	727,478.92	41,690.51	769,169.43	7,420,503.41	41,690.51	0	0	0	6.140000	6.140000
29	25-Jan-07	724,025.87	39,233.85	763,259.73	6,696,477.53	39,233.85	0	0	0	6.140000	6.140000
30	25-Feb-07	721,269.02	35,405.76	756,674.79	5,975,208.51	35,405.76	0	0	0	6.140000	6.140000
31	25-Mar-07	712,384.05	28,534.94	740,918.99	5,262,824.47	28,534.94	0	0	0	6.140000	6.140000
32	25-Apr-07	709,681.54	27,825.72	737,507.26	4,553,142.93	27,825.72	0	0	0	6.140000	6.140000
33	25-May-07	707,244.47	23,296.91	730,541.39	3,845,898.46	23,296.91	0	0	0	6.140000	6.140000
34	25-Jun-07	699,034.71	20,334.12	719,368.83	3,146,863.74	20,334.12	0	0	0	6.140000	6.140000
35	25-Jul-07	696,396.54	16,101.45	712,498.00	2,450,467.20	16,101.45	0	0	0	6.140000	6.140000
36	25-Aug-07	693,771.47	12,956.16	706,727.64	1,756,695.72	12,956.16	0	0	0	6.140000	6.140000
37	25-Sep-07	687,896.33	9,288.04	697,184.37	1,068,799.39	9,288.04	0	0	0	6.140000	6.140000
38	25-Oct-07	685,312.62	5,468.69	690,781.31	383,486.77	5,468.69	0	0	0	6.140000	6.140000
39	25-Nov-07	383,486.77	2,027.58	385,514.35	0	2,027.58	0	0	0	6.140000	6.140000

RBS Greenwich Capital

Z_MERT0402_MKT2 - CF - 4 - 2A1 - LIBOR_1MO=7, LIBOR_6MO=7 5 CPR Call (Y)

LIBOR_1MO=7, LIBOR_6MO=7
5 CPR
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		28,300,000.00	3,218,674.73	31,518,674.73		3,218,674.73	187,287.53		187,287.53		
0	12-Aug-04	0	0	0	28,300,000.00	0	0	0	0	0.000000	0.000000
1	25-Sep-04	487,921.44	54,408.32	542,329.76	27,812,078.56	54,408.32	0	0	0	1.573000	1.573000
2	25-Oct-04	789,735.84	163,805.65	953,541.48	27,022,342.72	165,481.87	10,236.33	1,676.22	8,560.11	7.140000	7.067680
3	25-Nov-04	786,574.20	164,393.08	950,967.28	26,235,768.52	166,142.37	15,310.49	3,425.51	13,561.20	7.140000	7.064820
4	25-Dec-04	783,426.85	154,513.70	937,940.54	25,452,341.67	156,102.82	9,666.67	5,014.64	8,077.55	7.140000	7.067310
5	25-Jan-05	780,293.72	154,783.85	935,077.57	24,672,047.95	156,489.48	14,431.23	6,720.27	12,725.60	7.140000	7.062180
6	25-Feb-05	777,174.77	149,991.59	927,166.36	23,894,873.17	151,691.97	13,993.85	8,420.65	12,293.47	7.140000	7.059960
7	25-Mar-05	774,069.94	134,095.82	908,165.75	23,120,803.24	132,696.20	0	7,021.03	1,399.62	7.140000	7.215310
8	25-Apr-05	770,979.16	140,436.89	911,416.05	22,349,824.08	142,154.41	13,123.58	8,738.54	11,406.07	7.140000	7.053730
9	25-May-05	767,902.38	131,505.08	899,407.46	21,581,921.70	132,981.45	8,257.94	10,214.91	6,781.57	7.140000	7.060730
10	25-Jun-05	764,839.54	130,930.02	895,769.56	20,817,082.16	132,692.85	12,259.19	11,977.74	10,496.36	7.140000	7.045140
11	25-Jul-05	761,790.60	122,401.39	884,191.99	20,055,291.56	123,861.64	7,700.46	13,437.99	6,240.21	7.140000	7.055820
12	25-Aug-05	758,755.49	121,477.77	880,233.26	19,296,536.07	123,306.62	11,400.61	15,266.83	9,571.77	7.140000	7.034100
13	25-Sep-05	755,734.15	116,772.94	872,507.09	18,540,801.92	118,641.54	10,973.48	17,135.42	9,104.88	7.140000	7.027550
14	25-Oct-05	752,726.54	108,851.67	861,578.21	17,788,075.38	110,317.77	6,870.51	18,601.53	5,404.41	7.140000	7.045110
15	25-Nov-05	749,732.59	107,409.51	857,142.10	17,038,342.79	109,367.02	10,123.47	20,559.04	8,165.96	7.140000	7.012200
16	25-Dec-05	746,752.26	99,892.86	846,645.11	16,291,590.54	101,378.14	6,321.31	22,044.32	4,836.03	7.140000	7.035390
17	25-Jan-06	743,785.48	98,118.85	841,904.33	15,547,805.06	100,156.13	9,279.08	24,091.60	7,231.81	7.140000	6.994070
18	25-Feb-06	740,832.21	93,504.94	834,337.15	14,806,972.85	95,593.09	8,858.97	26,179.74	6,770.83	7.140000	6.984030
19	25-Mar-06	737,892.38	83,141.48	821,033.86	14,069,080.47	82,228.06	0	25,266.32	913.42	7.140000	7.219310
20	25-Apr-06	734,965.95	84,346.93	819,312.88	13,334,114.52	86,501.40	8,022.87	27,420.79	5,868.40	7.140000	6.962170
21	25-May-06	732,052.86	77,815.74	809,868.61	12,602,061.65	79,337.98	4,962.25	28,943.03	3,440.01	7.140000	7.003010
22	25-Jun-06	746,611.53	75,805.34	822,416.87	11,855,450.13	77,481.68	5,495.25	30,619.37	3,818.91	7.140000	6.985520
23	25-Jul-06	741,553.89	78,493.65	820,047.53	11,113,896.24	70,539.93	0	22,665.65	7,953.72	7.140000	7.945070
24	25-Aug-06	738,674.94	73,794.61	812,469.55	10,375,221.30	68,331.94	0	17,202.97	5,462.67	7.140000	7.710790
25	25-Sep-06	745,264.16	76,207.73	821,471.89	9,629,957.14	63,790.32	0	4,785.57	12,417.41	7.140000	8.529870
26	25-Oct-06	742,408.46	62,083.81	804,492.27	8,887,548.68	57,298.24	0	0	4,785.57	7.140000	7.736330
27	25-Nov-06	739,566.35	54,643.61	794,209.96	8,147,982.33	54,643.61	0	0	0	7.140000	7.140000
28	25-Dec-06	727,478.92	48,480.49	775,959.42	7,420,503.41	48,480.49	0	0	0	7.140000	7.140000
29	25-Jan-07	724,004.52	45,623.73	769,628.25	6,696,498.89	45,623.73	0	0	0	7.140000	7.140000
30	25-Feb-07	721,247.68	41,172.31	762,419.98	5,975,251.22	41,172.31	0	0	0	7.140000	7.140000
31	25-Mar-07	712,349.47	33,182.56	745,532.03	5,262,901.75	33,182.56	0	0	0	7.140000	7.140000
32	25-Apr-07	709,646.99	32,358.07	742,005.07	4,553,254.75	32,358.07	0	0	0	7.140000	7.140000
33	25-May-07	707,209.94	27,091.87	734,301.81	3,846,044.81	27,091.87	0	0	0	7.140000	7.140000
34	25-Jun-07	697,529.82	23,646.77	721,176.58	3,148,514.99	23,646.77	0	0	0	7.140000	7.140000
35	25-Jul-07	694,533.52	18,733.66	713,267.19	2,453,981.47	18,733.66	0	0	0	7.140000	7.140000
36	25-Aug-07	691,910.09	15,087.90	706,997.99	1,762,071.38	15,087.90	0	0	0	7.140000	7.140000
37	25-Sep-07	684,906.10	10,833.80	695,739.90	1,077,165.29	10,833.80	0	0	0	7.140000	7.140000
38	25-Oct-07	682,325.04	6,409.13	688,734.17	394,840.25	6,409.13	0	0	0	7.140000	7.140000
39	25-Nov-07	394,840.25	2,427.61	397,267.86	0	2,427.61	0	0	0	7.140000	7.140000

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - Price/DM - 2A1

Balance	$28,300,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-24	29	42	53	64	75
99-24+	28	40	51	61	71
99-25	27	38	48	58	67
99-25+	26	36	46	55	63
99-26	25	35	43	52	60
99-26+	24	33	41	49	56
99-27	23	31	39	45	52
99-27+	23	30	36	42	48
99-28	22	28	34	39	44
99-28+	21	26	31	36	41
99-29	20	24	29	33	37
99-29+	19	23	26	30	33
99-30	18	21	24	27	29
99-30+	17	19	21	23	25
99-31	16	17	19	20	22
99-31+	15	16	16	17	18
100-00	14	14	14	14	14
100-00+	13	12	12	11	10
100-01	12	11	9	8	6
100-01+	11	9	7	5	3
100-02	10	7	4	1	-1
100-02+	9	5	2	-2	-5
100-03	8	4	-1	-5	-9
100-03+	7	2	-3	-8	-12
100-04	6	0	-6	-11	-16
100-04+	5	-1	-8	-14	-20
100-05	5	-3	-11	-17	-24
100-05+	4	-5	-13	-21	-28
100-06	3	-7	-15	-24	-31
100-06+	2	-8	-18	-27	-35
100-07	1	-10	-20	-30	-39
100-07+	0	-12	-23	-33	-43
100-08	-1	-13	-25	-36	-46
WAL	1.66	0.90	0.63	0.49	0.41
Mod Durn 30360	1.62	0.89	0.62	0.49	0.40
Payment Window	1 - 38	1 - 21	1 - 14	1 - 10	1 - 8
LIBOR_1MO	1.433	1.433	1.433	1.433	1.433
LIBOR_6MO	1.903	1.903	1.903	1.903	1.903
Prepay	**5 CPR**	**10 CPR**	**15 CPR**	**20 CPR**	**25 CPR**
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corporation
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M8 RABO

Balance	$10,108,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	16.09	13.04	9.91	18.04	14.38	10.70
Principal Writedown	4,084.98 (0.04%)	5,469.45 (0.05%)	2,329.62 (0.02%)	10,183.37 (0.10%)	5,814.14 (0.06%)	8,056.60 (0.08%)
Total Collat Loss (Collat Maturity)	136,297,389.39 (13.48%)	111,255,283.79 (11.01%)	88,745,553.40 (8.78%)	150,124,081.64 (14.85%)	118,724,398.08 (11.75%)	91,878,360.43 (9.09%)
Total Collat Liquidation (Collat Maturity)	338,295,382.96 (33.47%)	276,280,464.76 (27.33%)	220,469,288.84 (21.81%)	229,196,057.03 (22.67%)	181,392,515.94 (17.95%)	140,448,392.47 (13.89%)
Prepay (ARM)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Prepay (FRM)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Default	10.468 CDR	10.493 CDR	10.671 CDR	6.313 CDR	6.314 CDR	6.404 CDR
LIBOR	*FWD*	*FWD*	*FWD*	*FWD*	*FWD*	*FWD*
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	16.52	13.42	10.19	18.33	14.64	10.89
Principal Writedown	5,674.94 (0.06%)	2,713.97 (0.03%)	4,483.86 (0.04%)	5,761.15 (0.06%)	6,433.96 (0.06%)	4,755.75 (0.05%)
Total Collat Loss (Collat Maturity)	126,330,233.31 (12.70%)	102,099,676.93 (10.10%)	79,313,987.95 (7.85%)	142,083,114.30 (14.06%)	109,246,917.39 (10.81%)	82,161,779.05 (8.13%)
Total Collat Liquidation (Collat Maturity)	318,598,837.24 (31.52%)	253,610,129.39 (25.09%)	197,083,682.41 (19.50%)	216,976,522.92 (21.47%)	166,959,204.63 (16.52%)	125,626,835.78 (12.43%)
Prepay (ARM)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Prepay (FRM)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Default	9.629 CDR	9.417 CDR	9.365 CDR	5.895 CDR	5.732 CDR	5.663 CDR
LIBOR	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M9 RABO

Balance	$10,108,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	16.47	13.36	10.15	18.24	14.55	10.83
Principal Writedown	4,182.56 (0.04%)	7,294.96 (0.07%)	5,662.28 (0.06%)	7,116.03 (0.07%)	6,215.16 (0.06%)	4,831.00 (0.05%)
Total Collat Loss (Collat Maturity)	125,572,005.44 (12.42%)	100,310,129.04 (9.92%)	77,647,010.32 (7.68%)	137,870,457.25 (13.64%)	106,739,821.64 (10.56%)	80,252,110.13 (7.94%)
Total Collat Liquidation (Collat Maturity)	311,641,548.90 (30.83%)	249,085,017.99 (24.64%)	192,890,639.30 (19.08%)	210,470,207.44 (20.82%)	163,074,417.50 (16.13%)	122,673,200.61 (12.14%)
Prepay (ARM)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Prepay (FRM)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Default	9.361 CDR	9.22 CDR	9.143 CDR	5.69 CDR	5.586 CDR	5.522 CDR
LIBOR	*FWD*	*FWD*	*FWD*	*FWD*	*FWD*	*FWD*
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	16.88	13.74	10.43	18.52	14.81	11.02
Principal Writedown	6,719.96 (0.07%)	6,916.51 (0.07%)	6,406.39 (0.06%)	20,199.57 (0.20%)	8,445.65 (0.08%)	2,249.20 (0.02%)
Total Collat Loss (Collat Maturity)	117,454,184.47 (11.62%)	90,744,435.63 (8.98%)	67,739,705.90 (6.70%)	129,937,540.48 (12.85%)	96,822,411.35 (9.58%)	70,072,776.47 (6.93%)
Total Collat Liquidation (Collat Maturity)	291,564,822.53 (28.84%)	225,390,087.62 (22.30%)	168,317,975.68 (16.65%)	198,411,360.00 (19.63%)	147,964,060.76 (14.64%)	107,140,165.31 (10.60%)
Prepay (ARM)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Prepay (FRM)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Default	8.556 CDR	8.153 CDR	7.828 CDR	5.293 CDR	4.997 CDR	4.766 CDR
LIBOR	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*	*Flat for 12 + 400*
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

1 SP BB+ exp loss?

2 % Loss of "Class M-10" Class Princ

TRIGGERS FAIL		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	7.47%
	3	0.00%	0.00%	7.84%	0.00%	0.00%	8.07%	0.00%	0.00%	9.21%	0.00%	8.77%	14.58%
	4	0.00%	12.85%	16.03%	0.00%	13.52%	16.30%	0.00%	17.13%	17.54%	0.00%	20.76%	20.83%

3 % Loss of "Class M-10" Class Princ

TRIGGERS PASS		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	17.79%	57.63%

4 Breakeven Runs

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	4.414 CDR	4.563 CDR	4.723 CDR	4.12 CDR	4.233 CDR	4.359 CDR	3.008 CDR	2.819 CDR	2.819 CDR	1.791 CDR	1.617 CDR	1.634 CDR
Cumulative Loss to Pool	12.68%	10.93%	9.73%	11.91%	10.19%	9.02%	8.90%	6.94%	5.94%	5.43%	4.05%	3.49%
WAL	12.16	9.75	8.00	12.27	9.82	8.05	9.06	10.16	8.29	8.73	10.45	8.48
Princ Window	120 - 360	96 - 360	78 - 360	121 - 360	96 - 360	79 - 360	129 - 360	100 - 360	81 - 360	135 - 360	103 - 360	83 - 360
Gap in Princ(Y/N)	N	N	N	N	N	N	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M6 WAMCO

Balance	$15,162,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	4.41	11.66
Principal Writedown	0.00 (0.00%)	155,862.54 (1.03%)
Total Collat Loss (Collat Maturity)	53,751,640.57 (5.32%)	125,010,334.03 (12.37%)
Total Collat Liquidation (Collat Maturity)	132,316,458.98 (13.09%)	307,815,409.63 (30.45%)
Prepay (ARM)	100 *MER_WAMCO_ARM	100 *MER_WAMCO_ARM
Prepay (FRM)	100 *MER_WAMCO_FRM	100 *MER_WAMCO_FRM
Default (ARM)	100 *MER_04_2_WAMCO_ARM_LOSS	278 *MER_04_2_WAMCO_ARM_LOSS
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Default (FRM)	100 *MER_04_2_WAMCO_FRM_LOSS	278 *MER_04_2_WAMCO_FRM_LOSS
Loss Severity	45%	45%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	0%	0%
Optional Redemption	Call (N)	Call (N)

Prepayment:
Fixed 2-15cpr over 18mo, level at 18 thereafter
Float: 10-25cpr over 24 months, 60c for 6, 50c for 6, 45c for 6, 40c for 6, 30c for 18, 25 for life

Losses:
Fixed: 0-4cdr over 24mo, ramp back down to 2cdr over next 84mo, level at 2 **45% sev**
Float: 0-9cpr over 30mo, ramp back down to 4cdr over next 84mo, level at 4 **40% sev**

assume 12 month recovery lag

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M7

WAMCO

Balance	$15,162,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	4.33	12.34
Principal Writedown	0.00 (0.00%)	345,724.77 (2.28%)
Total Collat Loss (Collat Maturity)	53,751,640.57 (5.32%)	109,619,344.71 (10.84%)
Total Collat Liquidation (Collat Maturity)	132,316,458.98 (13.09%)	269,900,400.92 (26.70%)
Prepay (ARM)	100 *MER_WAMCO_ARM	100 *MER_WAMCO_ARM
Prepay (FRM)	100 *MER_WAMCO_FRM	100 *MER_WAMCO_FRM
Default (ARM)	100 *MER_04_2_WAMCO_ARM_LOSS	278 *MER_04_2_WAMCO_ARM_LOSS
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Default (FRM)	100 *MER_04_2_WAMCO_FRM_LOSS	278 *MER_04_2_WAMCO_FRM_LOSS
Loss Severity	45%	45%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	0%	0%
Optional Redemption	Call (N)	Call (N)

Prepayment:
Fixed 2-15cpr over 18mo, level at 18 thereafter
Float: 10-25cpr over 24 months, 60c for 6, 50c for 6, 45c for 6, 40c for 6, 30c for 18, 25 for life

Losses:
Fixed: 0-4cdr over 24mo, ramp back down to 2cdr over next 84mo, level at 2 **45% sev**
Float: 0-9cpr over 30mo, ramp back down to 4cdr over next 84mo, level at 4 **40% sev**

assume 12 month recovery lag

RBS Greenwich Capital

MERT0402_MKT - BE Analysis - M8   WAMCO

Balance	$10,108,000.00	Delay	0
		Dated	8/12/2004
Settle	8/12/2004	First Payment	9/25/2004

WAL	4.27	13.90
Principal Writedown	0.00 (0.00%)	116,599.29 (1.15%)
Total Collat Loss (Collat Maturity)	53,751,640.57 (5.32%)	98,764,169.93 (9.77%)
Total Collat Liquidation (Collat Maturity)	132,316,458.98 (13.09%)	243,162,553.21 (24.06%)
Prepay (ARM)	100 *MER_WAMCO_ARM	100 *MER_WAMCO_ARM
Prepay (FRM)	100 *MER_WAMCO_FRM	100 *MER_WAMCO_FRM
Default (ARM)	100 *MER_04_2_WAMCO_ARM_LOSS	278 *MER_04_2_WAMCO_ARM_LOSS
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Default (FRM)	100 *MER_04_2_WAMCO_FRM_LOSS	278 *MER_04_2_WAMCO_FRM_LOSS
Loss Severity	45%	45%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	0%	0%
Optional Redemption	Call (N)	Call (N)

Prepayment:
Fixed 2-15cpr over 18mo, level at 18 thereafter
Float: 10-25cpr over 24 months, 60c for 6, 50c for 6, 45c for 6, 40c for 6, 30c for 18, 25 for life

Losses:
Fixed: 0-4cdr over 24mo, ramp back down to 2cdr over next 84mo, level at 2 **45% sev**
Float: 0-9cpr over 30mo, ramp back down to 4cdr over next 84mo, level at 4 **40% sev**

assume 12 month recovery lag

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT - BE Analysis KBC

RBS Greenwich Capital

Settle 8/12/2004
First Payment 9/25/2004

	M6	M6	M6	M6	M9	M9	M9	M9
WAL	9.95	11.18	10.45	11.51	11.56	12.53	12.13	12.91
Principal Writedown	5,745.64 (0.04%)	14,965.47 (0.10%)	4,889.65 (0.03%)	10,981.00 (0.07%)	2,654.91 (0.03%)	15,834.08 (0.16%)	7,073.40 (0.07%)	3,821.38 (0.04%)
Total Collat Group Loss (Collat Maturity)	133,735,615.91 (13.23%)	142,305,746.98 (14.08%)	114,687,018.47 (11.35%)	121,046,877.76 (11.98%)	98,531,846.17 (9.75%)	104,253,256.41 (10.31%)	79,193,975.18 (7.83%)	83,138,523.02 (8.23%)
Total Collat Group Liquidation (Collat Maturity)	332,191,624.98 (32.86%)	201,950,565.51 (19.98%)	285,037,778.14 (28.20%)	171,896,028.05 (17.01%)	244,717,092.66 (24.21%)	147,937,078.29 (14.64%)	196,811,829.30 (19.47%)	118,057,507.75 (11.68%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	13.538 CDR	7.399 CDR	11.14 CDR	6.143 CDR	9.272 CDR	5.204 CDR	7.168 CDR	4.055 CDR
Loss Severity	40%	70%	40%	70%	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 200	FWD + 200	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Meritage Mortgage Loan Trust 2004-2
NetWAC Schedule

FRM PPC: 50%
ARM PPC: 150%
Enable Call: Yes

(1) Assumes the 1-month LIBOR remains constant at 1.433%.
(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

- The Effective Net WAC Rate is calculated as the Net WAC Rate plus the percentage calculated as cashflow from the Yield Maintenance Agı expressed on a Actual/360 annual rate assuming the bond balances as the denominator.

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	1.43300	1.90300	2.81	2.81
2	20.00000	20.00000	6.70	10.01
3	20.00000	20.00000	6.48	10.02
4	20.00000	20.00000	6.70	10.03
5	20.00000	20.00000	6.49	10.05
6	20.00000	20.00000	6.49	10.07
7	20.00000	20.00000	7.18	10.07
8	20.00000	20.00000	6.49	10.11
9	20.00000	20.00000	6.71	10.13
10	20.00000	20.00000	6.49	10.17
11	20.00000	20.00000	6.71	10.19
12	20.00000	20.00000	6.50	10.24
13	20.00000	20.00000	6.50	10.28
14	20.00000	20.00000	6.72	10.31
15	20.00000	20.00000	6.51	10.38
16	20.00000	20.00000	6.73	10.42
17	20.00000	20.00000	6.52	10.50
18	20.00000	20.00000	6.53	10.57
19	20.00000	20.00000	7.24	10.53
20	20.00000	20.00000	6.55	10.72
21	20.00000	20.00000	6.77	10.76
22	20.00000	20.00000	6.70	10.85
23	20.00000	20.00000	8.15	10.50
24	20.00000	20.00000	7.90	10.63
25	20.00000	20.00000	8.82	10.39
26	20.00000	20.00000	9.11	10.32
27	20.00000	20.00000	8.82	10.46
28	20.00000	20.00000	9.20	10.33
29	20.00000	20.00000	9.51	10.15
30	20.00000	20.00000	9.51	10.16
31	20.00000	20.00000	11.06	11.06
32	20.00000	20.00000	9.98	9.98
33	20.00000	20.00000	10.31	10.31
34	20.00000	20.00000	10.05	10.05
35	20.00000	20.00000	11.03	11.03
36	20.00000	20.00000	10.68	10.68
37	20.00000	20.00000	11.17	11.17
38	20.00000	20.00000	11.52	11.52
39	20.00000	20.00000	11.13	11.13
40	20.00000	20.00000	11.55	11.55
41	20.00000	20.00000	11.61	11.61
42	20.00000	20.00000	11.59	11.59
43	20.00000	20.00000	12.76	12.76
44	20.00000	20.00000	11.90	11.90
45	20.00000	20.00000	12.26	12.26
46	20.00000	20.00000	11.84	11.84
47	20.00000	20.00000	12.22	12.22
48	20.00000	20.00000	11.80	11.80
49	20.00000	20.00000	11.79	11.79
50	20.00000	20.00000	12.14	12.14
51	20.00000	20.00000	11.71	11.71
52	20.00000	20.00000	12.06	12.06
53	20.00000	20.00000	11.64	11.64
54	20.00000	20.00000	11.61	11.61
55	20.00000	20.00000	12.82	12.82

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

MERT0402_MKT **TERWIN**

Settle	8/12/2004
First Payment	9/25/2004

	M5	*M5*	*M5*	*M9*	*M9*	*M9*
WAL	15.49	9.89	6.70	19.68	11.91	7.98
Principal Writedown	2,890.17 (0.02%)	9,863.48 (0.05%)	4,926.71 (0.03%)	1,023.14 (0.01%)	8,790.31 (0.09%)	6,048.51 (0.06%)
Total Collat Group Loss (Collat Maturity)	224,525,423.87 (22.21%)	163,044,832.58 (16.13%)	137,120,991.85 (13.57%)	176,367,683.46 (17.45%)	112,027,811.20 (11.08%)	85,443,703.14 (8.45%)
Total Collat Group Liquidation (Collat Maturity)	406,694,802.55 (40.23%)	295,507,103.51 (29.23%)	248,569,427.87 (24.59%)	319,390,565.84 (31.60%)	203,028,913.87 (20.09%)	154,884,676.41 (15.32%)
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	10.238 CDR	11.823 CDR	13.099 CDR	7.291 CDR	7.415 CDR	7.707 CDR
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Z_MERT0402_MKT2_XS - CF - 1 - #XSSPREAD% - bp 100 PricingSpeed 5 CDR, 55% Sev, Adv 100%, 6 Lag dlnq 100%

FWD LIBOR
100 PricingSpeed
5 CDR, 55% Sev, Adv 100%, 6 Lag
dlnq 100%

Period	*Date*	*#XSSPREAD%*
0	12-Aug-04	0.000000
1	25-Sep-04	1.379190
2	25-Oct-04	4.514160
3	25-Nov-04	4.214130
4	25-Dec-04	4.172000
5	25-Jan-05	3.930460
6	25-Feb-05	3.751260
7	25-Mar-05	3.885060
8	25-Apr-05	3.426770
9	25-May-05	3.384120
10	25-Jun-05	3.124440
11	25-Jul-05	3.100440
12	25-Aug-05	2.848930
13	25-Sep-05	2.723370
14	25-Oct-05	2.733550
15	25-Nov-05	2.507430
16	25-Dec-05	2.528640
17	25-Jan-06	2.291380
18	25-Feb-06	2.186060
19	25-Mar-06	2.497540
20	25-Apr-06	1.995970
21	25-May-06	2.037800
22	25-Jun-06	1.965160
23	25-Jul-06	3.249700
24	25-Aug-06	3.288110
25	25-Sep-06	4.031120
26	25-Oct-06	4.082410
27	25-Nov-06	3.811580
28	25-Dec-06	3.937500
29	25-Jan-07	4.038640
30	25-Feb-07	3.945440
31	25-Mar-07	4.688600
32	25-Apr-07	4.076770
33	25-May-07	4.191110
34	25-Jun-07	3.980780
35	25-Jul-07	4.268910
36	25-Aug-07	4.065140
37	25-Sep-07	4.152280
38	25-Oct-07	4.282640
39	25-Nov-07	4.034410
40	25-Dec-07	4.182770
41	25-Jan-08	4.027450
42	25-Feb-08	3.977600
43	25-Mar-08	4.406820
44	25-Apr-08	3.933760
45	25-May-08	4.067510
46	25-Jun-08	3.800390
47	25-Jul-08	4.044520
48	25-Aug-08	3.759010
49	25-Sep-08	3.763300
50	25-Oct-08	3.904010
51	25-Nov-08	3.614520
52	25-Dec-08	3.785560
53	25-Jan-09	3.570510
54	25-Feb-09	3.514830
55	25-Mar-09	4.177960
56	25-Apr-09	3.444940
57	25-May-09	3.632250
58	25-Jun-09	3.362650
59	25-Jul-09	3.597810

Period	Date	#XSSPREAD%
60	25-Aug-09	3.333390
61	25-Sep-09	3.325510
62	25-Oct-09	3.487380
63	25-Nov-09	3.173400
64	25-Dec-09	3.347460
65	25-Jan-10	3.124890
66	25-Feb-10	3.061660
67	25-Mar-10	3.811700
68	25-Apr-10	3.000460
69	25-May-10	2.052430
70	25-Jun-10	1.839810
71	25-Jul-10	1.943650
72	25-Aug-10	1.729930
73	25-Sep-10	1.676880
74	25-Oct-10	1.738440
75	25-Nov-10	1.546950
76	25-Dec-10	1.599160
77	25-Jan-11	1.429640
78	25-Feb-11	1.359270
79	25-Mar-11	2.027660
80	25-Apr-11	1.261370
81	25-May-11	1.291760
82	25-Jun-11	1.151600
83	25-Jul-11	1.167140
84	25-Aug-11	1.037420
85	25-Sep-11	0.976990
86	25-Oct-11	0.962570
87	25-Nov-11	0.856330
88	25-Dec-11	0.819950
89	25-Jan-12	0.731740
90	25-Feb-12	0.663480
91	25-Mar-12	0.910130
92	25-Apr-12	0.623730
93	25-May-12	0.621370
94	25-Jun-12	0.619130
95	25-Jul-12	0.618310
96	25-Aug-12	0.615620
97	25-Sep-12	0.614170
98	25-Oct-12	0.611180
99	25-Nov-12	0.608040
100	25-Dec-12	0.604980
101	25-Jan-13	0.603400
102	25-Feb-13	0.599820
103	25-Mar-13	1.188530
104	25-Apr-13	0.599170
105	25-May-13	0.595270
106	25-Jun-13	0.591440
107	25-Jul-13	0.589140
108	25-Aug-13	0.584680
109	25-Sep-13	0.581570
110	25-Oct-13	0.576610
111	25-Nov-13	0.571420
112	25-Dec-13	0.566260
113	25-Jan-14	0.562760
114	25-Feb-14	0.556810
115	25-Mar-14	1.086280
116	25-Apr-14	0.550870
117	25-May-14	0.544220
118	25-Jun-14	0.537510
119	25-Jul-14	0.532100
120	25-Aug-14	0.524440
121	25-Sep-14	0.517410
122	25-Oct-14	0.508960
123	25-Nov-14	0.500100
124	25-Dec-14	0.490880
125	25-Jan-15	0.481480
126	25-Feb-15	0.471290
127	25-Mar-15	0.912420
128	25-Apr-15	0.453950
129	25-May-15	0.442430
130	25-Jun-15	0.430390
131	25-Jul-15	0.417880
132	25-Aug-15	0.404630
133	25-Sep-15	0.390830
134	25-Oct-15	0.376290
135	25-Nov-15	0.361060
136	25-Dec-15	0.345120

Period	Date	#XSSPREAD%
137	25-Jan-16	0.328480
138	25-Feb-16	0.310970
139	25-Mar-16	0.311470
140	25-Apr-16	0.273670
141	25-May-16	0.253560
142	25-Jun-16	0.232530
143	25-Jul-16	0.210650
144	25-Aug-16	0.187550
145	25-Sep-16	0.163540
146	25-Oct-16	0.138170
147	25-Nov-16	0.111610
148	25-Dec-16	0.083820
149	25-Jan-17	0.054820
150	25-Feb-17	0.024240
151	25-Mar-17	0.323430
152	25-Apr-17	0.000000
153	25-May-17	0.000000
154	25-Jun-17	0.000000
155	25-Jul-17	0.000000
156	25-Aug-17	0.000000
157	25-Sep-17	0.000000
158	25-Oct-17	0.000000
159	25-Nov-17	0.000000
160	25-Dec-17	0.000000
161	25-Jan-18	0.000000
162	25-Feb-18	0.000000
163	25-Mar-18	0.219850
164	25-Apr-18	0.000000
165	25-May-18	0.000000
166	25-Jun-18	0.000000
167	25-Jul-18	0.000000
168	25-Aug-18	0.000000
169	25-Sep-18	0.000000
170	25-Oct-18	0.000000
171	25-Nov-18	0.000000
172	25-Dec-18	0.000000
173	25-Jan-19	0.000000
174	25-Feb-19	0.000000
175	25-Mar-19	0.144300
176	25-Apr-19	0.000000
177	25-May-19	0.000000
178	25-Jun-19	0.000000
179	25-Jul-19	0.000000
180	25-Aug-19	0.000000
181	25-Sep-19	0.000000
182	25-Oct-19	0.000000
183	25-Nov-19	0.000000
184	25-Dec-19	0.000000
185	25-Jan-20	0.000000
186	25-Feb-20	0.000000
187	25-Mar-20	0.000000
188	25-Apr-20	0.000000
189	25-May-20	0.000000
190	25-Jun-20	0.000000
191	25-Jul-20	0.000000
192	25-Aug-20	0.000000
193	25-Sep-20	0.000000
194	25-Oct-20	0.000000
195	25-Nov-20	0.000000
196	25-Dec-20	0.000000
197	25-Jan-21	0.000000
198	25-Feb-21	0.000000
199	25-Mar-21	0.217560
200	25-Apr-21	0.000000
201	25-May-21	0.000000
202	25-Jun-21	0.000000
203	25-Jul-21	0.000000
204	25-Aug-21	0.000000
205	25-Sep-21	0.000000
206	25-Oct-21	0.000000
207	25-Nov-21	0.000000
208	25-Dec-21	0.000000
209	25-Jan-22	0.000000
210	25-Feb-22	0.000000
211	25-Mar-22	0.106240
212	25-Apr-22	0.000000
213	25-May-22	0.000000

Period	Date	#XSSPREAD%
214	25-Jun-22	0.000000
215	25-Jul-22	0.000000
216	25-Aug-22	0.000000
217	25-Sep-22	0.000000
218	25-Oct-22	0.000000
219	25-Nov-22	0.000000
220	25-Dec-22	0.000000
221	25-Jan-23	0.000000
222	25-Feb-23	0.000000
223	25-Mar-23	0.000000
224	25-Apr-23	0.000000
225	25-May-23	0.000000
226	25-Jun-23	0.000000
227	25-Jul-23	0.000000
228	25-Aug-23	0.000000
229	25-Sep-23	0.000000
230	25-Oct-23	0.000000
231	25-Nov-23	0.000000
232	25-Dec-23	0.000000
233	25-Jan-24	0.000000
234	25-Feb-24	0.000000
235	25-Mar-24	0.000000
236	25-Apr-24	0.000000
237	25-May-24	0.000000
238	25-Jun-24	0.000000
239	25-Jul-24	0.000000
240	25-Aug-24	0.000000
241	25-Sep-24	0.000000
242	25-Oct-24	0.000000
243	25-Nov-24	0.000000
244	25-Dec-24	0.000000
245	25-Jan-25	0.000000
246	25-Feb-25	0.000000
247	25-Mar-25	0.000000
248	25-Apr-25	0.000000
249	25-May-25	0.000000
250	25-Jun-25	0.000000
251	25-Jul-25	0.000000
252	25-Aug-25	0.000000
253	25-Sep-25	0.000000
254	25-Oct-25	0.000000
255	25-Nov-25	0.000000
256	25-Dec-25	0.000000
257	25-Jan-26	0.000000
258	25-Feb-26	0.000000
259	25-Mar-26	0.000000
260	25-Apr-26	0.000000
261	25-May-26	0.000000
262	25-Jun-26	0.000000
263	25-Jul-26	0.000000
264	25-Aug-26	0.000000
265	25-Sep-26	0.000000
266	25-Oct-26	0.000000
267	25-Nov-26	0.000000
268	25-Dec-26	0.000000
269	25-Jan-27	0.000000
270	25-Feb-27	0.000000
271	25-Mar-27	0.000000
272	25-Apr-27	0.000000
273	25-May-27	0.000000
274	25-Jun-27	0.000000
275	25-Jul-27	0.000000
276	25-Aug-27	0.000000
277	25-Sep-27	0.000000
278	25-Oct-27	0.000000
279	25-Nov-27	0.000000
280	25-Dec-27	0.000000
281	25-Jan-28	0.000000
282	25-Feb-28	0.000000
283	25-Mar-28	0.000000
284	25-Apr-28	0.000000
285	25-May-28	0.000000
286	25-Jun-28	0.000000
287	25-Jul-28	0.000000
288	25-Aug-28	0.000000
289	25-Sep-28	0.000000
290	25-Oct-28	0.000000

Period	Date	#XSSPREAD%
291	25-Nov-28	0.000000
292	25-Dec-28	0.000000
293	25-Jan-29	0.000000
294	25-Feb-29	0.000000
295	25-Mar-29	0.000000
296	25-Apr-29	0.000000
297	25-May-29	0.000000
298	25-Jun-29	0.000000
299	25-Jul-29	0.000000
300	25-Aug-29	0.000000
301	25-Sep-29	0.000000
302	25-Oct-29	0.000000
303	25-Nov-29	0.000000
304	25-Dec-29	0.000000
305	25-Jan-30	0.000000
306	25-Feb-30	0.000000
307	25-Mar-30	0.000000
308	25-Apr-30	0.000000
309	25-May-30	0.000000
310	25-Jun-30	0.000000
311	25-Jul-30	0.000000
312	25-Aug-30	0.000000
313	25-Sep-30	0.000000
314	25-Oct-30	0.000000
315	25-Nov-30	0.000000
316	25-Dec-30	0.000000
317	25-Jan-31	0.000000
318	25-Feb-31	0.000000
319	25-Mar-31	0.000000
320	25-Apr-31	0.000000
321	25-May-31	0.000000
322	25-Jun-31	0.000000
323	25-Jul-31	0.000000
324	25-Aug-31	0.000000
325	25-Sep-31	0.000000
326	25-Oct-31	0.000000
327	25-Nov-31	0.000000
328	25-Dec-31	0.000000
329	25-Jan-32	0.000000
330	25-Feb-32	0.000000
331	25-Mar-32	0.000000
332	25-Apr-32	0.000000
333	25-May-32	0.000000
334	25-Jun-32	0.000000
335	25-Jul-32	0.000000
336	25-Aug-32	0.000000
337	25-Sep-32	0.000000
338	25-Oct-32	0.000000
339	25-Nov-32	0.000000
340	25-Dec-32	0.000000
341	25-Jan-33	0.000000
342	25-Feb-33	0.000000
343	25-Mar-33	0.000000
344	25-Apr-33	0.000000
345	25-May-33	0.000000
346	25-Jun-33	0.000000
347	25-Jul-33	0.000000
348	25-Aug-33	0.000000
349	25-Sep-33	0.000000
350	25-Oct-33	0.000000
351	25-Nov-33	0.000000
352	25-Dec-33	0.000000
353	25-Jan-34	0.000000
354	25-Feb-34	0.000000
355	25-Mar-34	0.000000
356	25-Apr-34	0.000000
357	25-May-34	0.000000
358	25-Jun-34	0.000000
359	25-Jul-34	0.000000
360	25-Aug-34	0.000000

RBS Greenwich Capital

Z_MERT0402_MKT2_XS - CF - 2 - #XSSPREAD% - 200bp 100 PricingSpeed 5 CDR, 55% Sev, Adv 100%, 6 Lag dlnq 100%

FWD LIBOR + 200bp
100 PricingSpeed
5 CDR, 55% Sev, Adv 100%, 6 Lag
dlnq 100%

Period	*Date*	*#XSSPREAD%*
0	12-Aug-04	0.000000
1	25-Sep-04	1.379190
2	25-Oct-04	2.552180
3	25-Nov-04	2.205250
4	25-Dec-04	2.224500
5	25-Jan-05	1.934160
6	25-Feb-05	1.763090
7	25-Mar-05	2.069190
8	25-Apr-05	1.455970
9	25-May-05	1.468220
10	25-Jun-05	1.164390
11	25-Jul-05	1.191060
12	25-Aug-05	0.889830
13	25-Sep-05	0.763330
14	25-Oct-05	0.821500
15	25-Nov-05	0.547720
16	25-Dec-05	0.626140
17	25-Jan-06	0.362640
18	25-Feb-06	0.276620
19	25-Mar-06	0.729890
20	25-Apr-06	0.137700
21	25-May-06	0.224520
22	25-Jun-06	0.134430
23	25-Jul-06	1.452530
24	25-Aug-06	1.439480
25	25-Sep-06	2.193610
26	25-Oct-06	2.302840
27	25-Nov-06	1.988190
28	25-Dec-06	2.199190
29	25-Jan-07	2.540940
30	25-Feb-07	2.453450
31	25-Mar-07	3.596800
32	25-Apr-07	2.791380
33	25-May-07	2.967050
34	25-Jun-07	2.746580
35	25-Jul-07	3.489670
36	25-Aug-07	3.219470
37	25-Sep-07	3.630180
38	25-Oct-07	3.835780
39	25-Nov-07	3.531690
40	25-Dec-07	3.788640
41	25-Jan-08	3.683540
42	25-Feb-08	3.641830
43	25-Mar-08	4.308510
44	25-Apr-08	3.723350
45	25-May-08	3.928100
46	25-Jun-08	3.608770
47	25-Jul-08	3.936210
48	25-Aug-08	3.604620
49	25-Sep-08	3.632460
50	25-Oct-08	3.839510
51	25-Nov-08	3.493660
52	25-Dec-08	3.721220
53	25-Jan-09	3.458100
54	25-Feb-09	3.411060
55	25-Mar-09	4.278500
56	25-Apr-09	3.375620
57	25-May-09	3.626350
58	25-Jun-09	3.303200
59	25-Jul-09	3.601740

Period	Date	#XSSPREAD%
60	25-Aug-09	3.286210
61	25-Sep-09	3.281630
62	25-Oct-09	3.504020
63	25-Nov-09	3.134890
64	25-Dec-09	3.369260
65	25-Jan-10	3.078350
66	25-Feb-10	3.005580
67	25-Mar-10	3.919690
68	25-Apr-10	2.926520
69	25-May-10	2.288770
70	25-Jun-10	1.951380
71	25-Jul-10	2.183120
72	25-Aug-10	1.856760
73	25-Sep-10	1.812680
74	25-Oct-10	1.982050
75	25-Nov-10	1.655510
76	25-Dec-10	1.829000
77	25-Jan-11	1.535120
78	25-Feb-11	1.471030
79	25-Mar-11	2.304300
80	25-Apr-11	1.370170
81	25-May-11	1.546040
82	25-Jun-11	1.261950
83	25-Jul-11	1.450880
84	25-Aug-11	1.184780
85	25-Sep-11	1.142420
86	25-Oct-11	1.304270
87	25-Nov-11	1.035800
88	25-Dec-11	1.187930
89	25-Jan-12	0.934870
90	25-Feb-12	0.886730
91	25-Mar-12	1.241470
92	25-Apr-12	0.816300
93	25-May-12	0.958450
94	25-Jun-12	0.737990
95	25-Jul-12	0.875300
96	25-Aug-12	0.664430
97	25-Sep-12	0.628560
98	25-Oct-12	0.735150
99	25-Nov-12	0.541760
100	25-Dec-12	0.633520
101	25-Jan-13	0.461010
102	25-Feb-13	0.423800
103	25-Mar-13	0.926170
104	25-Apr-13	0.352140
105	25-May-13	0.405480
106	25-Jun-13	0.275710
107	25-Jul-13	0.313050
108	25-Aug-13	0.201680
109	25-Sep-13	0.164620
110	25-Oct-13	0.163660
111	25-Nov-13	0.084700
112	25-Dec-13	0.059820
113	25-Jan-14	0.005670
114	25-Feb-14	0.000000
115	25-Mar-14	0.114830
116	25-Apr-14	0.000000
117	25-May-14	0.000000
118	25-Jun-14	0.000000
119	25-Jul-14	0.000000
120	25-Aug-14	0.000000
121	25-Sep-14	0.000000
122	25-Oct-14	0.000000
123	25-Nov-14	0.000000
124	25-Dec-14	0.000000
125	25-Jan-15	0.000000
126	25-Feb-15	0.000000
127	25-Mar-15	0.000000
128	25-Apr-15	0.000000
129	25-May-15	0.000000
130	25-Jun-15	0.000000
131	25-Jul-15	0.000000
132	25-Aug-15	0.000000
133	25-Sep-15	0.000000
134	25-Oct-15	0.000000
135	25-Nov-15	0.000000
136	25-Dec-15	0.000000

Period	Date	#XSSPREAD%
137	25-Jan-16	0.000000
138	25-Feb-16	0.000000
139	25-Mar-16	0.000000
140	25-Apr-16	0.000000
141	25-May-16	0.000000
142	25-Jun-16	0.000000
143	25-Jul-16	0.000000
144	25-Aug-16	0.000000
145	25-Sep-16	0.000000
146	25-Oct-16	0.000000
147	25-Nov-16	0.000000
148	25-Dec-16	0.000000
149	25-Jan-17	0.000000
150	25-Feb-17	0.000000
151	25-Mar-17	0.000000
152	25-Apr-17	0.000000
153	25-May-17	0.000000
154	25-Jun-17	0.000000
155	25-Jul-17	0.000000
156	25-Aug-17	0.000000
157	25-Sep-17	0.000000
158	25-Oct-17	0.000000
159	25-Nov-17	0.000000
160	25-Dec-17	0.000000
161	25-Jan-18	0.000000
162	25-Feb-18	0.000000
163	25-Mar-18	0.000000
164	25-Apr-18	0.000000
165	25-May-18	0.000000
166	25-Jun-18	0.000000
167	25-Jul-18	0.000000
168	25-Aug-18	0.000000
169	25-Sep-18	0.000000
170	25-Oct-18	0.000000
171	25-Nov-18	0.000000
172	25-Dec-18	0.000000
173	25-Jan-19	0.000000
174	25-Feb-19	0.000000
175	25-Mar-19	0.000000
176	25-Apr-19	0.000000
177	25-May-19	0.000000
178	25-Jun-19	0.000000
179	25-Jul-19	0.000000
180	25-Aug-19	0.000000
181	25-Sep-19	0.000000
182	25-Oct-19	0.000000
183	25-Nov-19	0.000000
184	25-Dec-19	0.000000
185	25-Jan-20	0.000000
186	25-Feb-20	0.000000
187	25-Mar-20	0.000000
188	25-Apr-20	0.000000
189	25-May-20	0.000000
190	25-Jun-20	0.000000
191	25-Jul-20	0.000000
192	25-Aug-20	0.000000
193	25-Sep-20	0.000000
194	25-Oct-20	0.000000
195	25-Nov-20	0.000000
196	25-Dec-20	0.000000
197	25-Jan-21	0.000000
198	25-Feb-21	0.000000
199	25-Mar-21	0.000000
200	25-Apr-21	0.000000
201	25-May-21	0.000000
202	25-Jun-21	0.000000
203	25-Jul-21	0.000000
204	25-Aug-21	0.000000
205	25-Sep-21	0.000000
206	25-Oct-21	0.000000
207	25-Nov-21	0.000000
208	25-Dec-21	0.000000
209	25-Jan-22	0.000000
210	25-Feb-22	0.000000
211	25-Mar-22	0.000000
212	25-Apr-22	0.000000
213	25-May-22	0.000000

Period	Date	#XSSPREAD%
214	25-Jun-22	0.000000
215	25-Jul-22	0.000000
216	25-Aug-22	0.000000
217	25-Sep-22	0.000000
218	25-Oct-22	0.000000
219	25-Nov-22	0.000000
220	25-Dec-22	0.000000
221	25-Jan-23	0.000000
222	25-Feb-23	0.000000
223	25-Mar-23	0.000000
224	25-Apr-23	0.000000
225	25-May-23	0.000000
226	25-Jun-23	0.000000
227	25-Jul-23	0.000000
228	25-Aug-23	0.000000
229	25-Sep-23	0.000000
230	25-Oct-23	0.000000
231	25-Nov-23	0.000000
232	25-Dec-23	0.000000
233	25-Jan-24	0.000000
234	25-Feb-24	0.000000
235	25-Mar-24	0.000000
236	25-Apr-24	0.000000
237	25-May-24	0.000000
238	25-Jun-24	0.000000
239	25-Jul-24	0.000000
240	25-Aug-24	0.000000
241	25-Sep-24	0.000000
242	25-Oct-24	0.000000
243	25-Nov-24	0.000000
244	25-Dec-24	0.000000
245	25-Jan-25	0.000000
246	25-Feb-25	0.000000
247	25-Mar-25	0.000000
248	25-Apr-25	0.000000
249	25-May-25	0.000000
250	25-Jun-25	0.000000
251	25-Jul-25	0.000000
252	25-Aug-25	0.000000
253	25-Sep-25	0.000000
254	25-Oct-25	0.000000
255	25-Nov-25	0.000000
256	25-Dec-25	0.000000
257	25-Jan-26	0.000000
258	25-Feb-26	0.000000
259	25-Mar-26	0.000000
260	25-Apr-26	0.000000
261	25-May-26	0.000000
262	25-Jun-26	0.000000
263	25-Jul-26	0.000000
264	25-Aug-26	0.000000
265	25-Sep-26	0.000000
266	25-Oct-26	0.000000
267	25-Nov-26	0.000000
268	25-Dec-26	0.000000
269	25-Jan-27	0.000000
270	25-Feb-27	0.000000
271	25-Mar-27	0.000000
272	25-Apr-27	0.000000
273	25-May-27	0.000000
274	25-Jun-27	0.000000
275	25-Jul-27	0.000000
276	25-Aug-27	0.000000
277	25-Sep-27	0.000000
278	25-Oct-27	0.000000
279	25-Nov-27	0.000000
280	25-Dec-27	0.000000
281	25-Jan-28	0.000000
282	25-Feb-28	0.000000
283	25-Mar-28	0.000000
284	25-Apr-28	0.000000
285	25-May-28	0.000000
286	25-Jun-28	0.000000
287	25-Jul-28	0.000000
288	25-Aug-28	0.000000
289	25-Sep-28	0.000000
290	25-Oct-28	0.000000

Period	Date	#XSSPREAD%
291	25-Nov-28	0.000000
292	25-Dec-28	0.000000
293	25-Jan-29	0.000000
294	25-Feb-29	0.000000
295	25-Mar-29	0.000000
296	25-Apr-29	0.000000
297	25-May-29	0.000000
298	25-Jun-29	0.000000
299	25-Jul-29	0.000000
300	25-Aug-29	0.000000
301	25-Sep-29	0.000000
302	25-Oct-29	0.000000
303	25-Nov-29	0.000000
304	25-Dec-29	0.000000
305	25-Jan-30	0.000000
306	25-Feb-30	0.000000
307	25-Mar-30	0.000000
308	25-Apr-30	0.000000
309	25-May-30	0.000000
310	25-Jun-30	0.000000
311	25-Jul-30	0.000000
312	25-Aug-30	0.000000
313	25-Sep-30	0.000000
314	25-Oct-30	0.000000
315	25-Nov-30	0.000000
316	25-Dec-30	0.000000
317	25-Jan-31	0.000000
318	25-Feb-31	0.000000
319	25-Mar-31	0.000000
320	25-Apr-31	0.000000
321	25-May-31	0.000000
322	25-Jun-31	0.000000
323	25-Jul-31	0.000000
324	25-Aug-31	0.000000
325	25-Sep-31	0.000000
326	25-Oct-31	0.000000
327	25-Nov-31	0.000000
328	25-Dec-31	0.000000
329	25-Jan-32	0.000000
330	25-Feb-32	0.000000
331	25-Mar-32	0.000000
332	25-Apr-32	0.000000
333	25-May-32	0.000000
334	25-Jun-32	0.000000
335	25-Jul-32	0.000000
336	25-Aug-32	0.000000
337	25-Sep-32	0.000000
338	25-Oct-32	0.000000
339	25-Nov-32	0.000000
340	25-Dec-32	0.000000
341	25-Jan-33	0.000000
342	25-Feb-33	0.000000
343	25-Mar-33	0.000000
344	25-Apr-33	0.000000
345	25-May-33	0.000000
346	25-Jun-33	0.000000
347	25-Jul-33	0.000000
348	25-Aug-33	0.000000
349	25-Sep-33	0.000000
350	25-Oct-33	0.000000
351	25-Nov-33	0.000000
352	25-Dec-33	0.000000
353	25-Jan-34	0.000000
354	25-Feb-34	0.000000
355	25-Mar-34	0.000000
356	25-Apr-34	0.000000
357	25-May-34	0.000000
358	25-Jun-34	0.000000
359	25-Jul-34	0.000000
360	25-Aug-34	0.000000